Exhibit 99.4

ROGERS COMMUNICATIONS INC.,
 as issuer of the Notes,

ROGERS COMMUNICATIONS CANADA INC.,
as Guarantor

and

THE BANK OF NEW YORK MELLON,
as Trustee

SEVENTEENTH SUPPLEMENTAL INDENTURE
Dated as of March 11, 2022
to

INDENTURE

Dated as of August 6, 2008

4.50% Senior Notes due 2042

TABLE OF CONTENTS

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SEVENTEENTH SUPPLEMENTAL INDENTURE dated as of March 11, 2022 (this “Supplemental Indenture”), among Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (hereinafter called the “Company”), Rogers Communications Canada Inc., a corporation organized under the laws of Canada (hereinafter called “RCCI”), and The Bank of New York Mellon, a New York banking corporation, as trustee (hereinafter called the “Trustee”).

WHEREAS, the Company and the Trustee are parties to an indenture dated as of August 6, 2008 (as the same may from time to time be supplemented or amended (other than by a Series Supplement), the “Indenture”);

WHEREAS, the Company and the Trustee have previously entered into (i) a Series Supplement dated as of August 6, 2008 pursuant to which the Company issued U.S.$1,400,000,000 aggregate principal amount of 6.80% Senior Notes due 2018; (ii) a Series Supplement dated as of August 6, 2008 pursuant to which the Company issued U.S.$350,000,000 aggregate principal amount of 7.50% Senior Notes due 2038; (iii) a Series Supplement dated as of March 7, 2013 pursuant to which the Company issued U.S.$500,000,000 aggregate principal amount of 3.00% Senior Notes due 2023, (iv) a Series Supplement dated as of March 7, 2013 pursuant to which the Company issued U.S.$500,000,000 aggregate principal amount of 4.50% Senior Notes due 2043; (v) a Series Supplement dated as of October 2, 2013 pursuant to which the Company issued U.S.$850,000,000 aggregate principal amount of 4.10% Senior Notes due 2023; (vi) a Series Supplement dated as of October 2, 2013 pursuant to which the Company issued U.S.$650,000,000 aggregate principal amount of 5.45% Senior Notes due 2043; (vii) a Series Supplement dated as of March 10, 2014 pursuant to which the Company issued U.S.$1,050,000,000 aggregate principal amount of 5.00% Senior Notes due 2044; (viii) a Series Supplement dated as of December 8, 2015 pursuant to which the Company issued U.S.$700,000,000 aggregate principal amount of 3.625% Senior Notes due 2025; (ix) a Series Supplement dated as of November 4, 2016 pursuant to which the Company issued U.S.$500,000,000 aggregate principal amount of 2.90% Senior Notes due 2026; (x) a Series Supplement dated as of February 8, 2018 pursuant to which the Company issued U.S.$750,000,000 aggregate principal amount of 4.300% Senior Notes due 2048; (xi) a Series Supplement dated as of April 30, 2019 pursuant to which the Company issued U.S.$1,250,000,000 aggregate principal amount of 4.350% Senior Notes due 2049; (xii) a Series Supplement dated as of November 12, 2019 pursuant to which the Company issued U.S.$1,000,000,000 aggregate principal amount of 3.700% Senior Notes due 2049; and (xiii) a Series Supplement dated June 22, 2020 pursuant to which the Company issued U.S.$750,000,000 aggregate principal amount of Floating Rate Senior Notes due 2022;

WHEREAS, the Company, RCCI (formerly known as Rogers Cable & Data Centres Inc.) and the Trustee have previously entered into a First Amending Supplemental Indenture dated as of January 1, 2016 pursuant to which the Series Supplement in each of clause (i) through (viii) above was supplemented and amended to, among other things, provide for the assumption of the guarantee thereunder by RCCI;

WHEREAS, concurrently with the execution of this Supplemental Indenture, the Company and the Trustee are entering into (i) a Series Supplement dated as of the date hereof pursuant to which the Company will issue $1,000,000,000 aggregate principal amount of 2.95% Senior Notes Due 2025; (ii) a Series Supplement dated as of the date hereof pursuant to which the Company will issue $1,300,000,000 aggregate principal amount of 3.20% Senior Notes Due 2027; (iii) a Series Supplement dated as of the date hereof pursuant to which the Company will issue $2,000,000,000 aggregate principal amount of 3.80% Senior Notes Due 2032 and (iv) a Series Supplement dated as of the date hereof pursuant to which the Company will issue $2,000,000,000 aggregate principal amount of 4.55% Senior Notes Due 2052;

WHEREAS, Article Two and Section 801 of the Indenture provide, among other things, that, without the consent of any Holders, the Company and the Trustee may enter into a supplement to the Indenture for the purposes of establishing the form, terms and conditions applicable to the Securities of any Series which the Company wishes to issue under the Indenture;

WHEREAS, the Company desires to establish the form, terms and conditions of a Series of Securities and has requested the Trustee to enter into this Supplemental Indenture for such purpose;

WHEREAS, the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel of the Company, in each case complying with Sections 101, 103, 104, 204 and 803 of the Indenture; and

WHEREAS, pursuant to the Indenture, the Board of Directors has duly authorized the establishment of the 4.50% Senior Notes due 2042 of the Company (the “Notes”) with the form, terms and conditions as hereinafter set forth.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties hereto agree, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE ONE

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 101          DEFINITIONS.

Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture. For greater certainty, notwithstanding the Company’s adoption of IFRS 16, Leases, lease liabilities with respect to leases that were classified as operating leases under prior accounting standards do not constitute “Capital Lease Obligations” or “Debt” as defined in the Indenture for purposes of the Notes.

“Additional Interest” means all amounts, if any, payable pursuant to Section 2(c) of the Registration Rights Agreement. Unless the context otherwise requires, all references in this Supplemental Indenture to interest includes Additional Interest, if any. Any express reference to Additional Interest in this Supplemental Indenture shall not be construed as excluding Additional Interest in any other text where no such express reference is made.

“Additional Notes” means additional Notes created and issued by the Company after the Issue Date in accordance with this Supplemental Indenture having the same terms and conditions under this Supplemental Indenture as the Initial Notes (except for the issue date and, if applicable, the date from which interest accrues and the date of the first payment of interest thereon).

“Applicable Basis Points” means 35 basis points.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary for such Global Note, Euroclear and/or Clearstream (each a “Clearing Agency”), in each case to the extent applicable to such transaction and as in effect from time to time.

“Arrangement” means the acquisition by the Company of the issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares of Shaw Communications Inc. (“Shaw”) by way of a court-approved Plan of Arrangement under Section 193 of the Business Corporations Act (Alberta) pursuant to the terms of the Arrangement Agreement.

“Arrangement Agreement” means that certain arrangement agreement dated as of March 13, 2021, between the Company and Shaw, as such agreement may be amended, supplemented or otherwise modified from time to time.

“Attributable Debt” means, as of the date of its determination, the present value (discounted semi-annually at the interest rate implicit in the terms of the lease) of the obligation of a lessee for rental payments pursuant to any Sale and Leaseback Transaction (reduced by the amount of the rental obligations of any sublessee of all or part of the same property) during the remaining term of such Sale and Leaseback Transaction (including any period for which the lease relating thereto has been extended), such rental payments not to include amounts payable by the lessee for maintenance and repairs, insurance, taxes, assessments and similar charges and for contingent rates (such as those based on sales); provided, however, that in the case of any Sale and Leaseback Transaction in which the lease is terminable by the lessee upon the payment of a penalty, Attributable Debt shall mean the lesser of the present value of (i) the rental payments to be paid under such Sale and Leaseback Transaction until the first date (after the date of such determination) upon which it may be so terminated plus the then applicable penalty upon such termination and (ii) the rental payments required to be paid during the remaining term of such Sale and Leaseback Transaction (assuming such termination provision is not exercised).

“Authorized Officer” means any individual who holds one or more of the following offices of the Company: Chair of the Board of Directors, Vice-Chair, Chief Executive Officer, President, Chief Financial Officer, any Executive Vice-President, any Senior Vice-President, any Vice-President, Treasurer, Chief Legal Officer, Secretary or General Counsel (including, for greater certainty, any individual who holds such offices of the Company on an interim basis).

“Board of Directors” means, with respect to the Company, either the board of directors of the Company or any committee of that board duly authorized to act and, with respect to any other Person, the board of directors or committee of such Person serving, or appointed by such Person to perform, a substantially similar function.

“Board Resolution” means a copy of a resolution certified by an Authorized Officer or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification.

“Company” means the Person named as the “Company” in the first paragraph of this Supplemental Indenture, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Company” shall mean such successor Person. To the extent necessary to comply with the requirements of the provisions of Trust Indenture Act Sections 310 through 317 as they are applicable to the Company, the term “Company” shall include any other obligor with respect to the Notes for the purposes of complying with such provisions.

“Company Request” or “Company Order” means a written request or order signed in the name of the Company by at least one Authorized Officer.

“Consolidated Net Tangible Assets” means the Consolidated Tangible Assets of any Person, less such Person’s current liabilities.

“Consolidated Tangible Assets” means the Tangible Assets of any Person after eliminating inter-company items, determined on a Consolidated basis in accordance with GAAP including appropriate deductions for any minority interest in Tangible Assets of such Person’s Restricted Subsidiaries.

“Definitive Note” means a certificated Initial Note, Exchange Note or Additional Note registered in the name of the Holder thereof and issued in accordance with Article Three hereof substantially in the form set forth in Section 202, except that such Initial Note, Exchange Note or Additional Note shall not bear the Global Notes Legend (as defined below) and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

“Depositary” or “DTC” means the Depositary Trust Company.

“Disqualified Stock” means any Capital Stock of the Company or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the Maturity Date for cash or securities constituting Debt; provided that shares of Preferred Stock of the Company or any Restricted Subsidiary that are issued with the benefit of provisions requiring a change in control offer to be made for such shares in the event of a change in control of the Company or of such Restricted Subsidiary, which provisions have substantially the same effect as the relevant provisions of Sections 401 and 404 herein, shall not be deemed to be “Disqualified Stock” solely by virtue of such provisions. For purposes of this definition, the term “Debt” includes Inter−Company Subordinated Debt.

“Electronic Means” means the following communications methods: e-mail, facsimile transmission, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Trustee, or another method or system specified by the Trustee as available for use in connection with its services hereunder.

“Exchange Note” means any notes issued in exchange for the Initial Notes or any Additional Notes as contemplated by the applicable Registration Rights Agreement.

“Exchange Offer” has the meaning set forth in the Registration Rights Agreement.

“Excluded Assets” means (i) all assets of any Person other than the Company or a Restricted Subsidiary; (ii) Investments in the Capital Stock of an Unrestricted Subsidiary held by the Company or a Restricted Subsidiary; (iii) any Investment by the Company or a Restricted Subsidiary to the extent paid for with cash or other property that constitutes Excluded Assets or Excluded Securities, so long as at the time of acquisition thereof and after giving effect thereto there exists no Default or Event of Default; and (iv) proceeds of the sale of any Excluded Assets or Excluded Securities received by the Company or any Restricted Subsidiary from a Person other than the Company or a Restricted Subsidiary.

“Excluded Securities” means any Debt, Preferred Stock or Common Stock issued by the Company, or any Debt or Preferred Stock issued by any Restricted Subsidiary, in either case to an Affiliate thereof other than the Company or a Restricted Subsidiary, provided that, at all times, such Excluded Securities shall:

(i)          in the case of Debt not owed to the Company or a Restricted Subsidiary, constitute Inter−Company Subordinated Debt;

(ii)          in the case of Debt, not be guaranteed by the Company or any Restricted Subsidiary unless such guarantee shall constitute Inter−Company Subordinated Debt;

(iii)          in the case of Debt, not be secured by any assets or property of the Company or any Restricted Subsidiary;

(iv)          in the case of Debt or Preferred Stock, provide by its terms that interest or dividends thereon shall be payable only to the extent that, after giving effect to any such payment, no Default or Event of Default shall have occurred and be continuing; and

(v)          in the case of Debt or Preferred Stock, provide by its terms that no payment (other than payments in the form of Excluded Securities) on account of principal (at maturity, by operation of sinking fund or mandatory redemption or otherwise) or other payment on account of redemption, repurchase, retirement or acquisition of such Excluded Security shall be permitted until the earlier of (x) the Stated Maturity for the principal of the Notes or (y) the date on which all principal of, premium, if any, and interest on the Notes shall have been duly paid or provided for in full.

“Exempted Secured Debt” means any Debt secured by any Lien or any conditional sale or other title retention agreement:

(i)          incurred or entered into on or after the Issue Date to finance the acquisition, improvement or construction of such property and either secured by Purchase Money Obligations or Liens placed on such property within 180 days of acquisition, improvement or construction and securing Debt not to exceed 2.5% of the Company’s Consolidated Net Tangible Assets at any time outstanding;

(ii)          on Principal Property or the stock or Debt of Restricted Subsidiaries and existing at the time of acquisition of the property, stock or Debt;

(iii)          owing to the Company or any other Restricted Subsidiary; or

(iv)          existing at the time a corporation or other Person becomes a Restricted Subsidiary.

“Existing Notes” means any of the 4.00% Senior Notes due 2022, 3.00% Senior Notes due 2023, 4.10% Senior Notes due 2023, 4.00% Senior Notes due 2024, 8.75% Senior Debentures due 2032, 7.50% Senior Notes due 2038, 6.68% Senior Notes due 2039, 6.11% Senior Notes due 2040, 6.56% Senior Notes due 2041, 4.50% Senior Notes due 2043, 5.45% Senior Notes due 2043, 5.00% Senior Notes due 2044, 3.625% Senior Notes due 2025, 2.90% Senior Notes due 2026, 4.300% Senior Notes due 2048, 4.350% Senior Notes due 2049, 3.700% Senior Notes Due 2049, Floating Rate Senior Notes due 2022, 2.95% Senior Notes due 2025, 3.20% Senior Notes due 2027, 3.80% Senior Notes due 2032, or 4.55% Senior Notes due 2052, in each case for which the Company is a co−obligor or an obligor, as applicable.

“Fitch” means Fitch Ratings, Inc. or any successor ratings agency.

“Generally Accepted Accounting Principles” or “GAAP” means generally accepted accounting principles, in effect in Canada, as established by the Chartered Professional Accountants of Canada and as applied from time to time by the Company in the preparation of its consolidated financial statements.

“Government Obligations” means securities that are:

(i)          direct obligations of the United States of America for the payment of which its full faith and credit is pledged, or

(ii)          obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America.

“Guarantor” means (i) RCCI unless and until the Guarantee is released in accordance with its terms and (ii) any other Person that provides a guarantee in respect of any of the Company’s obligations in respect of the Notes, pursuant to a supplement to this Supplemental Indenture or otherwise, unless and until such guarantee is released in accordance with its terms.

“Indenture” has the meaning set forth in the recitals of this Supplemental Indenture.

“Initial Notes” means the U.S.$750,000,000 aggregate principal amount of Notes issued on the Issue Date.

“Initial Purchasers” means (i) with respect to the Initial Notes, BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, , Barclays Capital Inc., BMO Capital Markets Corp., CIBC World Markets Corp., Mizuho Securities USA LLC, MUFG Securities Americas Inc., National Bank of Canada Financial Inc., Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc., TD Securities (USA) LLC and Wells Fargo Securities, LLC and (ii) with respect to each issuance of Additional Notes, the Persons purchasing or underwriting such Additional Notes.

“Investment” means (i) directly or indirectly, any advance, loan or capital contribution to, the purchase of any stock, bonds, notes, debentures or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or making of any investment in any Person, (ii) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary and (iii) the transfer of any assets or properties from the Company or a Restricted Subsidiary to any Unrestricted Subsidiary, other than the transfer of assets or properties made in the ordinary course of business. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by S&P, Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by Fitch.

“Issue Date” means March 11, 2022, the initial issue date of the Notes.

“Moody’s” means Moody’s Investors Service, Inc. or any successor ratings agency.

“Net Tangible Assets” means the Tangible Assets of any Person, less such Person’s current liabilities.

“Notes” has the meaning set forth in the recitals of this Supplemental Indenture. For the avoidance of doubt, “Notes” shall include the Exchange Notes, if any, and the Additional Notes, if any.

“Par Call Date” means September 15, 2041.

“Permitted Liens” means any of the following Liens

(i)          Liens for taxes, rates and assessments not yet due or, if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by the Company or any of the Restricted Subsidiaries (as applicable); and Liens for the excess of the amount of any past due taxes for which a final assessment has not been received over the amount of such taxes as estimated and paid;

(ii)          the Lien of any judgment rendered which is being contested diligently and in good faith by appropriate proceedings by the Company, or any of the Restricted Subsidiaries,

as the case may be, and which does not have a material adverse effect on the ability of the Company and the Restricted Subsidiaries to operate the business or operations of the Company;

(iii)          Liens on Excluded Assets;

(iv)          pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases or deposits of cash or bonds or other direct obligations of the United States, Canada or any Canadian province to secure surety or appeal bonds or deposits as security for contested taxes or import duties or for the payment of rents;

(v)          Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens, or other liens arising out of judgments or awards with respect to which an appeal or other proceeding for review is being prosecuted (and as to which any foreclosure or other enforcement proceeding shall have been effectively stayed);

(vi)          Liens for property taxes not yet subject to penalties for non−payment or which are being contested in good faith and by appropriate proceedings (and as to which foreclosure or other enforcement proceedings shall have been effectively stayed);

(vii)          Liens in favor of issuers of surety bonds issued in the ordinary course of business;

(viii)          minor survey exceptions, minor encumbrances, easements or reservations of or rights of others for rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of the Person incurring them or the ownership of its properties which were not incurred in connection with Debt or other extensions of credit and which do not in the aggregate materially detract from the value of such properties or materially impair their use in the operation of the business of such Person;

(ix)          Liens in favor of Bell Canada (or any successor) under any partial system agreement or related agreement providing for the construction and installation by Bell Canada of cables, attachments, connectors, support structures, closures and other equipment in accordance with the plans and specifications of the Company or any Restricted Subsidiary and the lease by Bell Canada of such equipment to the Company or any Restricted Subsidiary in accordance with tariffs published by Bell Canada from time to time as approved by regulatory authorities, the absence of which would materially and adversely affect the Company and its Restricted Subsidiaries considered as a whole; and

(x)          any other Lien existing on the Issue Date.

“Principal Property” means, as of any date of determination, any land, land improvements or building (and associated factory, laboratory, office and switching equipment (excluding all products marketed by the Company or any of its Subsidiaries)) constituting a manufacturing, development, warehouse, service, office or operating facility owned by or leased to the Company or a Restricted Subsidiary, located within Canada and having an acquisition cost plus capitalized improvements in excess of 0.25% of Consolidated Net Tangible Assets of the Company as of such date of determination, other than any such property (i) which the Board of Directors determines is not of material importance to the Company and its Restricted Subsidiaries taken as a whole, (ii) which is not used in the ordinary course of business or (iii) in which the interest of the Company and all its Subsidiaries does not exceed 50%.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Rating Agencies” means S&P, Moody’s and Fitch, and each of such Rating Agencies is referred to individually as a “Rating Agency”.

“Rating Date” means the date which is 90 days prior to the earlier of (i) a Change in Control and (ii) public notice of the occurrence of a Change in Control or of the intention of the Company to effect a Change in Control.

“Rating Decline” means the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change in Control or of the intention by the Company to effect a Change in Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (i) in the event the Notes are assigned an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the Notes by at least two of the three Rating Agencies shall be below an Investment Grade Rating; or (ii) in the event the Notes are rated below an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the Notes by at least two of the three Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

“Registration Rights Agreement” means (i) with respect to the Initial Notes, that certain Registration Rights Agreement, dated as of the Issue Date, by and among the Company, RCCI and BofA Securities, Inc., as representative of the Initial Purchasers and (ii) with respect to any Additional Notes, one or more registration rights agreements as may be entered into in connection with the issuance of such Additional Notes, as such agreements may be amended, modified or otherwise supplemented from time to time.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Restricted Period” means, (i) with respect to any Regulation S Notes (as defined in Section 201), the period of 40 consecutive days beginning on and including the later of (a) the day on which such Notes are first offered to persons other than distributors (as defined in Regulation S) in reliance on Regulation S and (b) the issue date with respect to such Notes, and (ii) with respect to any Rule 144A Notes (as defined in Section 201), the period of one year after the later of (a) the last day on which the Company or its Affiliates were the owner of such Notes and (b) the issue date with respect to such Notes.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., or any successor rating agency.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property (whether such Principal Property is now owned or hereafter acquired) that has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person, other than (i) temporary leases for a term, including renewals at the option of the lessee, of not more than three years, (ii) leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries and (iii) leases of Principal Property executed by the time of, or within 180 days after the latest of, the acquisition, the completion of construction or improvement (including any improvements on property which will result in such property becoming Principal Property), or the commencement of commercial operation of such Principal Property.

“Secured Debt” means:

(a)          Debt of the Company or any Restricted Subsidiary secured by any Lien upon any Principal Property or the stock or Debt of a Restricted Subsidiary (other than a Restricted Subsidiary that guarantees the payment obligations of the Company under the Notes); or

(b)          any conditional sale or other title retention agreement covering any Principal Property or Restricted Subsidiary;

but does not include any Exempted Secured Debt.

“SEDAR” means the System for Electronic Document Analysis and Retrieval or any successor computer system maintained by the Canadian securities administrators for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format.

“Shelf Registration Statement” has the meaning set forth in the Registration Rights Agreement.

“Tangible Assets” means, at any date, the gross book value as shown by the accounting books and records of any Person of all its property both real and personal, less (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non−compete agreements or organizational expenses and other like intangibles, (ii) unamortized Debt discount and expenses, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which in accordance with GAAP should be provided in connection with the business conducted by such Person.

“Transfer Restricted Notes” means Definitive Notes and any other Notes that bear or are required to bear the Restricted Notes Legend.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Supplemental Indenture, until a successor shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Trustee” shall mean such successor Trustee.

“Unrestricted Global Note” means any Note in global form that does not bear or is not required to bear the Restricted Notes Legend (as defined below).

SECTION 102          OTHER DEFINITIONS.

DEFINED TERM	DEFINED IN SECTION

Agent Member	312
Authorized Signatory	201
Beneficial Interest Owner	313
Change in Control	401
Change in Control Offer	404(a)
Change in Control Purchase Date	404(a)
Change in Control Purchase Notice	404(b)
Change in Control Purchase Price	404(a)
Change in Control Triggering Event	401
DTC	201
Edward S. Rogers	401
Family Percentage Holding	401
Financial Reports	805
Global Note	201
Global Notes Legend	202
Guarantee	701(a)
Guaranteed Obligations	701(a)
H.15	203
H.15 TCM	203
Instructions	801
Maturity Date	301
Member of the Rogers Family	401
Permitted Residuary Beneficiary	401
Perpetuity Date	401
Qualifying Trust	401
RCCI	Preamble
Record Date	202
Regulation S Global Note	201
Regulation S Notes	201
Regulation S Restricted Notes Legend	202
Restricted Notes Legend	202
Remaining Life	301
Rule 144A Global Note	201
Rule 144A Note	201
Special Mandatory Redemption Date	304

Special Mandatory Redemption Event	304
Special Mandatory Redemption Notice	304
Special Mandatory Redemption Price	304
Spouse	401
Successor Guarantor	703
Treasury Rate	203
Trigger Date	304

SECTION 103          EFFECT OF SUPPLEMENTAL INDENTURE.

Upon the execution and delivery of this Supplemental Indenture by the Company, RCCI and the Trustee, the Indenture shall be supplemented and amended in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes; provided, however, that except as otherwise provided herein, the provisions of this Supplemental Indenture shall be applicable, and the Indenture is hereby supplemented and amended as specified herein, solely with respect to the Notes and not with respect to any other Securities issued under the Indenture prior to, on or after the Issue Date. In the event of a conflict between any provisions of the Indenture and this Supplemental Indenture, the relevant provision or provisions of this Supplemental Indenture shall govern.

SECTION 104          INDENTURE REMAINS IN FULL FORCE AND EFFECT.

Except as supplemented or amended hereby, all other provisions in the Indenture, to the extent not inconsistent with the terms and provisions of this Supplemental Indenture, shall remain in full force and effect.

SECTION 105          INCORPORATION OF INDENTURE.

All the provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as supplemented and amended by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument; provided, however, that the provisions of this Supplemental Indenture are expressly and solely for the benefit of the Holders of the Notes.

SECTION 106          COUNTERPARTS.

This Supplemental Indenture may be executed and delivered in several counterparts (including electronically by way of portable document format (pdf)), each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and shall have the same effect as if an original signature had been delivered in all cases.

SECTION 107          EFFECT OF HEADINGS AND TABLE OF CONTENTS.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof. Unless otherwise expressly specified, references in this Supplemental Indenture to specific Article numbers or Section numbers refer to Articles and Sections contained in this Supplemental Indenture, and not the Indenture or any other document.

SECTION 108          SUCCESSORS AND ASSIGNS.

All covenants and agreements in this Supplemental Indenture by the Company and RCCI shall bind their respective successors and permitted assigns (if any), whether so expressed or not. All covenants and agreements of the Trustee in this Supplemental Indenture shall bind its successors and permitted assigns (if any), whether so expressed or not.

SECTION 109          SEPARABILITY CLAUSE.

In case any provision in this Supplemental Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 110          BENEFITS OF SUPPLEMENTAL INDENTURE.

Nothing in this Supplemental Indenture or in the Notes, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Security Registrar, and their successors hereunder, and the Holders) any benefit or any legal or equitable right, remedy or claim under this Supplemental Indenture or in respect of the Notes.

SECTION 111          GOVERNING LAW.

This Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York. This Supplemental Indenture shall be subject to the provisions of the Trust Indenture Act that are required or deemed to be part of this Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.

SECTION 112          NOTICES, ETC., TO TRUSTEE AND COMPANY.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Supplemental Indenture or the Indenture to be made upon, given, delivered or furnished to, or filed with: (a) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished, delivered or filed in writing to or with Trustee at its Corporate Trust Office, Attention: Global Trust Finance; and (b) the Company by the Trustee or any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if made, given, furnished or delivered in writing to the Company to 333 Bloor Street East, 10th Floor, Toronto, Ontario, Canada, M4W 1G9, Attention: [REDACTED] or by email to [REDACTED], with a copy to [REDACTED], email [REDACTED], or, in either case, at any other address previously furnished in writing to the Trustee by the Company.

Any such request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document shall be deemed to have been received on the day made, given, furnished or delivered except when sent by electronic transmission (including email), in which case it will be deemed to have been received on the day it was sent, if such electronic transmission was sent on a Business Day during normal business hours of the recipient, or on the next succeeding Business Day, if not sent on a Business Day or during such business hours.  Each of the Trustee and the Company may from time to time notify the other party of a change in address or electronic transmission address by notice as provided in this Section 112.

ARTICLE TWO

FORM OF THE NOTES

SECTION 201          FORMS GENERALLY.

(a)          The Notes and the Trustee’s certificate of authentication shall be in substantially the forms set forth in this Article, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Supplemental Indenture, or as may reasonably be required by the Depositary, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by any Authorized Signatory executing such Notes, as evidenced by such Authorized Signatory’s execution of the Notes (but which shall not affect the rights or duties of the Trustee). Any portion of the text of any Note may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Note.

The Definitive Notes shall be printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner permitted by the rules of the Depositary or any securities exchange on which the Notes may be listed, all as determined by any Authorized Signatory executing such Notes, as evidenced by such Authorized Signatory’s execution of such Notes.

(b)          The Notes shall be in registered form and shall initially be registered in the name of the Depositary or its nominee.  The Notes shall be issued initially as Book-Entry Securities represented by one or more Global Securities substantially in the form set forth in this Article deposited with the Trustee as custodian for the Depositary, and duly executed by the Company and authenticated by the Trustee as hereinafter provided.  The Depositary for such Global Securities shall be the Depository Trust Company, a New York corporation (“DTC”).  The aggregate principal amount of the Global Securities may from time to time be increased or decreased by adjustments made on the records of the Depositary or its nominee, or of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

The Initial Notes shall be (i) offered and sold by the Company to the Initial Purchasers and (ii) resold by the Initial Purchasers, initially only to (1) persons reasonably believed to be QIBs in reliance on Rule 144A (“Rule 144A Notes”) and (2) certain Persons other than U.S. persons outside of the U.S. in offshore transactions in accordance with Regulation S (“Regulation S Notes”); provided that, no Initial Notes shall be offered or sold in Canada or to any resident of Canada. Such Initial Notes may thereafter be transferred to, among others, QIBs and purchasers in reliance on Regulation S, in each case in accordance with applicable U.S. securities laws.

(c)          Rule 144A Notes shall be issued initially in the form of one or more Global Notes in definitive, fully registered form, numbered A-1 upward (collectively, the “Rule 144A Global Note”) and Regulation S Notes shall be issued initially in the form of one or more Global Notes, numbered S-1 upward (collectively, the “Regulation S Global Note”), in each case without interest coupons and bearing the applicable Global Notes Legend, Restricted Notes Legend and Regulation S Restricted Notes Legend (as defined below), which shall be duly executed by the Company, authenticated by the Trustee, and registered in the name of the Depositary or a nominee of such Depositary, deposited on behalf of the purchasers of such Notes represented thereby with the custodian or Depositary, in each case in accordance with the Indenture.

After a transfer of any Notes pursuant to and during the period of the effectiveness of a Shelf Registration Statement with respect to such Notes, as the case may be, all requirements pertaining to Restricted Notes Legends on such Note will cease to apply, and a certificated note or a note in global form, as applicable, without Restricted Notes Legends, will be available to the transferee of the Holder of such Note upon exchange of such transferring Holder’s certificated Note or appropriate directions to transfer such Holder’s interest in the Global Note, as applicable. Upon the consummation of an Exchange Offer with respect to the Notes, all requirements pertaining to such Notes that Notes issued to certain Holders be issued in global form will still apply with respect to Holders of such Notes that do not exchange their Notes, and Exchange Notes in certificated or global form, in each case, without Restricted Legends will be available to Holders that exchange such Notes in such Exchange Offer. Any Additional Notes sold in an offering registered under the Securities Act shall not be required to bear the Restricted Notes Legend.

The Rule 144A Global Note, the Regulation S Global Note, any Unrestricted Global Note and any Exchange Notes issued in global form are each referred to herein as a “Global Note” and are collectively referred to herein as “Global Notes”.  Each Global Note shall represent such of the outstanding Notes as shall be specified in the “Schedule of Exchanges of Interests in the Global Note” attached thereto and each shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as applicable, to reflect exchanges and redemptions.  Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby will be made by the Trustee or the custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Article Three hereof.

The Notes shall be signed on behalf of the Company by one or more Authorized Officers of the Company or one or more directors of the Company (each, an “Authorized Signatory”). The signature of any such Authorized Officer or director on the Notes may be a manual or electronic signature. The Notes may be executed and delivered in several counterparts (including electronically by way of portable document format (pdf)), each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and shall have the same effect as if an original signature had been delivered in all cases.

SECTION 202          FORM OF FACE OF NOTE.

The Notes and the Trustee’s certificate of authentication to be endorsed thereon are to be substantially in the form provided for in this Section 202 and Sections 203 and 204:

[Insert only for Global Notes (the “Global Notes Legend”): UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”) TO THE COMPANY (HEREINAFTER REFERRED TO) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CEDE & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE BASE INDENTURE (HEREINAFTER REFERRED TO). THIS NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE BASE INDENTURE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (A) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO THE INDENTURE, (B) THIS NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 207(B) OF THE BASE INDENTURE, (C) THIS NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 211 OF THE BASE INDENTURE AND (D) EXCEPT AS OTHERWISE PROVIDED IN SECTION 207(B) OF THE BASE INDENTURE, THIS SECURITY MAY BE TRANSFERRED, IN WHOLE BUT NOT IN PART, ONLY (X) BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY, (Y) BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR (Z) BY THE DEPOSITARY OR ANY NOMINEE TO A SUCCESSOR DEPOSITARY OR TO A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.]

[Insert only for Rule 144A Notes and Regulation S Notes (the “Restricted Notes Legend” or the “Regulation S Restricted Notes Legend”, as applicable): THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE NOTES, AND ANY INTEREST OR PARTICIPATION HEREIN MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF AGREES NOT TO OFFER, SELL OR OTHERWISE TRANSFER SUCH NOTE PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES:] ONE YEAR AFTER THE LATEST OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE LAST DATE ON WHICH THE COMPANY OR ANY OF ITS AFFILIATES WERE THE OWNER OF SUCH NOTES (OR ANY PREDECESSOR THEREOF), OR [IN THE CASE OF REGULATION S NOTES:] 40 DAYS AFTER THE LATEST OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL DATE OF ISSUANCE OF ANY ADDITIONAL NOTES AND THE DATE ON WHICH SUCH NOTE (OR ANY PREDECESSOR THEREOF) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS IN RELIANCE ON REGULATION S, ONLY (A) TO THE COMPANY OR ANY OF ITS SUBSIDIARIES, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT IN COMPLIANCE WITH RULE 904 THEREUNDER, OR (E) PURSUANT TO ANY OTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (OTHER THAN PURSUANT TO RULE 144), SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.]

ROGERS COMMUNICATIONS INC.

4.50% SENIOR NOTES DUE 2042

No.	CUSIP:
ISIN:

Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (herein called the “Company”, which term includes any successor entity under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co. or registered assigns, the principal sum of ____________ U.S. dollars [Note: Insert if a Global Security: (as revised by the Schedule of Increases and Decreases in Global Note attached hereto)] on March 15, 2042, at the office or agency of the Company referred to below, and to pay accrued interest on such principal amount in arrears, in semi-annual payments on

March 15 and September 15 (each herein called an “Interest Payment Date”) (or, if such day is not a Business Day, the Interest Payment Date will be postponed to the next succeeding day that is a Business Day, and no further interest will accrue in respect of such postponement) of each year, beginning on September 15, 2022, which interest shall accrue from and including March 11, 2022 or, if interest has already been paid or duly provided for, from the most recent Interest Payment Date to which interest has been paid or duly provided for, at a rate of 4.50% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay interest on any overdue interest at the rate borne by the Notes from the date of the Interest Payment Date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for [; provided, however, that if a Registration Default (as defined in the Registration Rights Agreement) occurs, additional interest (“Additional Interest”) shall accrue on this Note, in accordance with the terms of the Registration Rights Agreement.] [All references to any amount of “interest” payable or with respect to this Note in the Indenture or this Note shall be deemed to include any applicable Additional Interest that may be payable on the Note.]

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture (as defined below), be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on the March 1 or September 1, as applicable (whether or not a Business Day), immediately preceding the related Interest Payment Date (such date, the “Regular Record Date”) for such interest. Any such interest not so punctually paid or duly provided for, and interest on such Default Interest, at the interest rate borne by the Notes, to the extent lawful, shall forthwith cease to be payable to the Holder on such Regular Record Date, and may be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Default Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and interest on this Note will be made at the office or agency of the Company maintained for that purpose in the City of New York (which initially shall be the Corporate Trust Office of the Trustee), and if the Company shall designate and maintain an additional office or agency for such purpose, also at such additional office or agency, in U.S. dollars. Notwithstanding the foregoing, the final payment of principal shall be payable only upon surrender of this Note to the Paying Agent.

For any period, interest on this Note shall be calculated on the basis of a 360-day year, consisting of twelve 30-day months, and, for any period shorter than six months, on the basis of the actual number of days elapsed per 30-day month. For the purposes of the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable multiplied by the actual number of days in the year and divided by 360.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose, unless and until the Trustee’s certificate of authentication below has been duly executed by or on behalf of the Trustee by the manual, facsimile or electronic signature of a designated signing officer of the Trustee. This Note and the Indenture are governed by, and are to be construed in accordance with, the laws of the State of New York applicable therein.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated:

ROGERS COMMUNICATIONS INC.

By:
Name:
Title:

By:
Name:
Title:

SECTION 203          FORM OF REVERSE OF NOTE

This Note is one of a duly authorized issue of securities of the Company designated as its 4.50% SENIOR NOTES DUE 2042 (herein called the “Notes”), issued under an indenture (as the same may from time to time be supplemented or amended (other than by a Series Supplement), herein called the “Base Indenture”) dated as of August 6, 2008, between the Company and The Bank of New York Mellon, as trustee (herein called the “Trustee”, which term includes any successor trustee thereunder), as supplemented and amended by the Seventeenth Supplemental Indenture dated as of March 11, 2022, among the Company, as issuer of the Notes, the Trustee and Rogers Communications Canada Inc., a corporation organized under the laws of Canada (“RCCI”), as Guarantor, (herein called the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), to which the Indenture reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, RCCI, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered. All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

Payment of the principal of (and premium, if any) and interest on this Note will be made in United States dollars.

The Company will pay to the Holders such Additional Amounts as may become payable under Section 907 of the Base Indenture.

On or before each Interest Payment Date, the Company shall deliver or cause to be delivered to the Trustee or the Paying Agent an amount in U.S. dollars sufficient to pay the amount due on such payment date.

To guarantee the due and punctual payment of the principal and interest on the Notes and all other amounts payable by the Company under the Indenture and the Notes when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, RCCI has fully and unconditionally guaranteed the Guaranteed Obligations on an unsecured, unsubordinated basis pursuant to the terms of the Indenture. RCCI will pay to the Holders such Additional Amounts as may become payable under Section 704 of the Supplemental Indenture.

The Notes will be subject to redemption upon not less than 10 nor more than 60 days’ prior notice at any time and from time to time, as a whole or in part, in amounts of U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof, at the option of the Company: (i) prior to the Par Call Date, at a Redemption Price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) 100% of the principal amount of the Notes to be redeemed, and (2) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the Notes to be redeemed are scheduled to mature on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus the Applicable Basis Points less (b) accrued and unpaid interest on the Notes to be redeemed to the Redemption Date, plus, in either case, accrued and unpaid interest thereon to the Redemption Date, and (ii) commencing on the Par Call Date, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the applicable Redemption Date.

“Treasury Rate” means, with respect to any Redemption Date, the yield determined by the Company in accordance with the following two paragraphs:

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the Redemption Date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the Redemption Date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to such Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than such Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than such Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to such Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the Redemption Date.

If on the third Business Day preceding the Redemption Date H.15 TCM is no longer published, the Company shall calculate the applicable Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such Redemption Date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable.  If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time.  In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places. The Company’s actions and determinations in determining the Redemption Price shall be conclusive and binding for all purposes, absent manifest error.

The Notes will also be subject to redemption as a whole, but not in part, at the option of the Company at any time and from time to time, on not less than 10 nor more than 60 days’ prior written notice, at 100% of the principal amount plus accrued and unpaid interest thereon to the Redemption Date, in the event the Company or RCCI, as the case may be, has become or would become obligated to pay, on the next date on which any amount would be payable in respect of the Notes or the Guarantee, as applicable, any Additional Amounts as a result of certain changes affecting Canadian withholding taxes on or after the Issue Date.

Any optional redemption of the Notes (and any related notice of redemption) (whether prior to, on or after the Par Call Date) may, at the Company’s discretion, be subject to one or more conditions precedent, including completion of an equity or other securities offering, an incurrence of indebtedness or other financing, or any other transaction or event. If such redemption is subject to the satisfaction of one or more conditions precedent, the related notice must describe each such condition, and if applicable, state that, in the Company’s discretion, such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the applicable date fixed for redemption.  In addition, the Company may provide in such notice that payment of the Redemption Price and other amounts owing for the redemption of any Notes and performance of the Company’s obligations with respect to such redemption may be performed by another Person.

The Notes will also be subject to a special mandatory redemption, at the times and at the price and on the other terms and conditions specified in Section 304 of the Supplemental Indenture.

In the case of any redemption of Notes, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of record of such Notes, or one or more Predecessor Securities, at the close of business on the relevant Regular Record Date referred to on the face hereof. Notes (or portions thereof), for whose redemption and payment provision is made in accordance with the Indenture, shall cease to bear interest from and after the Redemption Date. In the event of redemption of this Note in part only, a replacement Note or Notes for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

If an Event of Default (other than an Event of Default resulting from a Change in Control Triggering Event which is cured in accordance with Section 404 of the Supplemental Indenture by the making and consummation of a Change in Control Offer) shall occur and be continuing, the principal amount of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

In addition, it shall be an Event of Default under the Indenture if a Change in Control Triggering Event occurs on or prior to the Maturity of the Notes (subject to the aforesaid cure provisions). Following such an Event of Default the principal amount of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture unless the Company (or a third party) offers, within 20 Business Days after the occurrence of such Event of Default, to purchase the Notes and purchases the Notes for the Change in Control Purchase Price in cash on the date that is 40 Business Days after the occurrence of the Change in Control Triggering Event from a Holder who delivers and does not withdraw a Change in Control Purchase Notice. Holders have the right to withdraw any Change in Control Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the terms and provisions of the Indenture.

The Indenture contains provisions for the defeasance and discharge of the Notes.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Notes at the time Outstanding, on behalf of the Holders of all the Notes, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed.

The Notes are issuable only in registered form without coupons in denominations of U.S.$2,000 or any integral multiples of U.S.$1,000 in excess thereof.  Prior to the time of due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes except as otherwise provided, whether or not this Note be overdue, and neither the Company, the Trustee nor any agent shall be affected by notice to the contrary.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable on the Security Register, upon surrender of this Note for registration of transfer at the Corporate Trust Office of the Trustee or any other office or agency of the Company designated pursuant to the Indenture duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or its attorney duly authorized in writing, and thereupon one or more replacement Notes of any authorized denomination or denominations, of a like aggregate principal amount and containing identical terms and provisions, will be issued to the designated transferee or transferees.

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

The Bank of New York Mellon, as Trustee, certifies that this is one of the Notes referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON, as Trustee

By:
Name:
Title:

SECTION 204          ASSIGNMENT FORM; CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR REGISTRATION OF TRANSFER RESTRICTED NOTES

The following forms are to be attached to Notes that are Global Securities:

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint to transfer this Note on the books of the Company.  The agent may substitute another to act for him or her.

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee1:

[1]	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR
REGISTRATION OF TRANSFER RESTRICTED NOTES

This certificate relates to $_________ principal amount of Notes held in (check applicable space) ____ book-entry or _____ definitive form by the undersigned.

The undersigned (check one box below):

☐
has requested the Trustee by written order to deliver in exchange for its beneficial interest in the Global Note held by the Depositary a Note or Notes in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Note (or the portion thereof indicated above) in accordance with the Indenture; or

☐	has requested the Trustee by written order to exchange or register the transfer of a Note or Notes.

[Include the following only if the Restricted Notes Legend is included herein:]In connection with any transfer of any of the Notes evidenced by this certificate occurring while it bears a Restricted Notes Legend, the undersigned confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1)	☐	to the Company; or

(2)	☐	pursuant to an effective registration statement under the Securities Act of 1933; or

(3)	☐
for so long as the Notes are eligible for resale pursuant to Rule 144A, to a Person that the undersigned reasonably believes is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended, (“Rule 144A”)) that purchases for its own account or for the account of a qualified institutional buyer and to whom notice is given that such transfer is being made in reliance on Rule 144A; or

(4)	☐
to a non-U.S. Person outside the United States of America in an offshore transaction within the meaning of Regulation S under the Securities Act of 1933 in compliance with Rule 904 under the Securities Act of 1933; or

(5)	☐	pursuant to any other available exemption from the registration requirements of the Securities Act (other than pursuant to Rule 144); and

Unless one of the boxes is checked, the Trustee shall refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered Holder thereof; provided, however, that if box (4) or (5) is checked, the Company or the Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Company has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933.

Your Signature
Signature Guarantee:

Date:
Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor acceptable to the Trustee	Signature of Signature Guarantor

TO BE COMPLETED BY PURCHASER IF (3) ABOVE IS CHECKED.

The undersigned represents and warrants to the Company and the Trustee that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A

Dated:
NOTICE: To be executed by an executive officer

TO BE COMPLETED BY PURCHASER IF (4) ABOVE IS CHECKED.

The undersigned represents, warrants and agrees with the Company, the Trustee and their respective counsel that:

1.
The offer and sale of the Notes was not and will not be made to a U.S. person or a person in the United States (unless such person is excluded from the definition of “U.S. person” pursuant to Rule 902(k)(2)(vi) or the account held by it for which it is acting is excluded from the definition of “U.S. person” pursuant to Rule 902(k)(2)(i) under the circumstances described in Rule 902(h)(3) under the Securities Act) and such offer and sale was not and will not be specifically targeted at an identifiable group of U.S. citizens abroad.

2.
Unless the circumstances described in the parenthetical in paragraph 1 above are applicable, either (a) at the time the buy order was originated, the buyer was outside the United States or it and any person acting on its behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed in, on or through the facilities of a designated offshore securities market (as defined in Regulation S under the Securities Act), and neither it nor any person acting on its behalf knows that the transaction was pre-arranged with a buyer in the United States.

3.	Neither it, any of its affiliates, nor any person acting on its or their behalf has made any directed selling efforts in the United States with respect to the Notes.

4.	The proposed transfer of Notes is not part of a plan or scheme to evade the registration requirements of the Securities Act.

5.
If it is a dealer or a person receiving a selling concession, fee or other remuneration in respect of the Notes, and the proposed transfer takes place during the Restricted Period (as defined in the Indenture), or we are an officer or director of the Company or an Initial Purchaser (as defined in the Indenture), we certify that the proposed transfer is being made in accordance with the provisions of Rule 904(b) of Regulation S.

Dated:
NOTICE: To be executed by an executive officer

SECTION 205          SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY.

The following schedule is to be attached to Notes that are Global Securities:

4.50% SENIOR NOTES DUE 2042

Initial Principal Amount: U.S.$	CUSIP / ISIN

Authorization: ______________________

The following increases or decreases in this Note have been made:

Date	Amount of decrease in Principal Amount of this Global Security	Amount of increase in Principal Amount of this Global Security	Principal Amount of this Global Security following suchdecrease or increase	Signature of Trustee or Security Registrar

ARTICLE THREE

THE NOTES

SECTION 301          TITLE AND TERMS.

The Notes shall be known and designated as the “4.50% Senior Notes due 2042” of the Company. The entire unpaid principal amount of each Note shall become due and payable to the Holder thereof on March 15, 2042 (the “Maturity Date”). Interest shall accrue on the aggregate unpaid principal amount of each Note at a rate of interest equal to 4.50% per annum from March 11, 2022 or, if interest has been paid or duly provided for, the most recent Interest Payment Date to which interest has been paid or duly provided for; provided, however, that if a Registration Default (as defined in the Registration Rights Agreement) occurs, Additional Interest shall accrue on each Note in accordance with the terms of the Registration Rights Agreement. Such interest shall be payable on September 15, 2022 and semi−annually thereafter on March 15 and September 15 in each year (each an Interest Payment Date for purposes of this Supplemental Indenture), until the principal thereof is paid or duly provided for. Interest on the Notes shall be payable in arrears. If an Interest Payment Date falls on a day that is not a Business Day, then payment will be made on the next succeeding Business Day without any additional interest accruing between the Interest Payment Date and the day payment is actually made. The Regular Record Date for the interest payable on any Interest Payment Date shall be the March 1 or September 1 (whether or not a Business Day), as the case may be, immediately preceding such Interest Payment Date. To the extent lawful, interest shall accrue on any overdue interest at the rate borne by the Notes from the date of the Interest Payment Date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for and such Default Interest shall be payable at the times and on the terms provided for in the Indenture.

If any Additional Interest is payable, prior to the time such Additional Interest is payable, the Company shall deliver an Officers’ Certificate to the Trustee and the Paying Agent setting forth in reasonable detail the amount of such Additional Interest. Neither the Trustee nor the Paying Agent shall have any responsibility or liability for the determination, verification or calculation of any Additional Interest.

An unlimited aggregate principal amount of the Notes may be authenticated and delivered under this Supplemental Indenture (of which U.S.$750,000,000 is being issued, authenticated and delivered on the date hereof), including Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 204, 205, 206, 207, 208, 806, 1008 or 1009 of the Indenture and Section 404 hereof. Additional Notes ranking pari passu with the Securities issued on the date hereof may be created and issued under the Indenture, from time to time, by the Company without notice to or consent of the Holders, subject to the Company complying with any applicable provision of the Indenture. Any Additional Notes created and issued shall have the same terms and conditions as the Notes at the time outstanding, except for their date of issue, issue price and, if applicable, the first Interest Payment Date; provided that, if any such Additional Notes are not fungible with the Notes for U.S. federal income tax purposes, such Additional Notes will have a separate CUSIP, ISIN or other identifying number. Exchange Notes may be created and issued by the Company under the Indenture in connection with an Exchange Offer for a like principal amount of Notes to be exchanged in such Exchange Offer. All Initial Notes, Exchange Notes and Additional Notes shall be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase.

The Notes shall be unsecured, unsubordinated obligations of the Company ranking pari passu with any other present or future unsecured, unsubordinated obligations of the Company.

The Notes shall be denominated in, and all principal of, and interest and premium (if any) on, the Notes shall be payable in U.S. dollars. Any payment of Additional Amounts hereunder shall also be payable in U.S. dollars.

The Notes may be redeemed at the option of the Company at the prices, at the times and on such other terms and conditions as are specified in the form of the Note in Article Two hereof. The Company shall be obligated to redeem the Notes upon the occurrence of a Special Mandatory Redemption Event at the times and on such other terms and conditions as are specified Section 304 hereof. The Company shall not be otherwise obligated to redeem, purchase or repay the Notes pursuant to any sinking fund or analogous provisions or at the option of a Holder of the Notes except as provided in Article Six hereof.

The Notes shall be subject to the covenants (and the related definitions) set forth in Articles Seven and Nine of the Indenture and, except as otherwise provided herein, to any other covenant in the Indenture, and to the defeasance and discharge provisions set forth in Article Three thereof and Section 305 herein.

Certain obligations of the Company under the Notes shall be fully and unconditionally guaranteed by RCCI to the extent set forth in Article Seven hereof.

SECTION 302          DENOMINATIONS.

The Notes shall be issuable only in fully registered form without coupons and in denominations of U.S.$2,000 or integral multiples of U.S.$1,000 in excess thereof.

SECTION 303          NOTES TO BE SECURED IN CERTAIN EVENTS.

If, upon any consolidation or amalgamation of the Company or RCCI, as applicable, with or merger of the Company or RCCI, as applicable, into any other Person, or upon any conveyance, transfer, lease or disposition of the properties and assets of the Company or RCCI, as applicable, substantially as an entirety to any Person by liquidation, winding−up or otherwise (in one transaction or a series of related transactions), in each case in accordance with Section 701 of the Indenture, in the case of the Company, or Section 703 of this Supplemental Indenture, in the case of RCCI, any property or asset of the Company or of any Subsidiary, would thereupon become subject to any Lien, then, unless such Lien could be created pursuant to Section 502 without equally and ratably securing the Notes, the Company or RCCI, as applicable, prior to or simultaneously with such consolidation, amalgamation, merger, conveyance, transfer, lease or disposition, will, as to such property or asset, secure the Notes Outstanding hereunder (together with, if the Company or RCCI shall so determine, any other Debt of the Company or RCCI now existing or hereafter created which is not subordinate to the Notes) equally and ratably with (or prior to) the Debt which upon such consolidation, amalgamation, merger, conveyance, transfer, lease or disposition is to become secured as to such property or asset by such Lien, or will cause such Notes to be so secured.

SECTION 304          SPECIAL MANDATORY REDEMPTION

(a)          If (i) the Arrangement is not consummated prior to December 31, 2022, (ii) the Arrangement Agreement is terminated at any time prior to December 31, 2022 (other than as a result of consummating the Arrangement) or (iii) the Company publicly announces at any time prior to December 31, 2022 that it will no longer pursue the consummation of the Arrangement (any such event under clause (i), (ii) or (iii) above, a “Special Mandatory Redemption Event”, and the earliest date of any Special Mandatory Redemption Event, a “Trigger Date”), then the Company shall redeem all of the Outstanding Notes at a Redemption Price (the “Special Mandatory Redemption Price”) equal to 101% of the aggregate principal amount of the Outstanding Notes, plus accrued and unpaid interest if any, on the Notes to be redeemed to, but excluding, the Special Mandatory Redemption Date (as defined below).

(b)          If funds sufficient to pay the Special Mandatory Redemption Price of the Notes to be redeemed on the Special Mandatory Redemption Date are deposited with the Trustee or a Paying Agent on or before such Special Mandatory Redemption Date, on and after such Special Mandatory Redemption Date, the Notes will cease to bear interest.

(c)          In the event that the Company is required to redeem the Notes pursuant to clause (a) of this Section 304, the Company will deliver, or cause to be delivered, a notice of special mandatory redemption (such notice, the “Special Mandatory Redemption Notice”) to each Holder of Notes to be redeemed, electronically or by mail (postage prepaid) at the address of such Holder appearing in the Security Register or otherwise in accordance with the procedures of Depositary, and the Trustee not later than five Business Days after the Trigger Date, and the Company will redeem the Notes on the date specified by the Company for such redemption in the Special Mandatory Redemption Notice (the date so specified, the “Special Mandatory Redemption Date”). The Special Mandatory Redemption Date will be no later than 30 days following the applicable Trigger Date, but no earlier than the fifth Business Day following the day the Special Mandatory Redemption Notice is delivered to Holders of the Notes.  At the election of the Company, the Special Mandatory Redemption Notice shall be given by the Company or, at its request, by the Trustee in the name and at the expense of the Company.

(d)          Every Special Mandatory Redemption Notice shall state:

(i)          the Special Mandatory Redemption Date;

(ii)          the Special Mandatory Redemption Price;

(iii)          that the Special Redemption Price will become due and payable upon each such Note on the Special Mandatory Redemption Date, and that, if funds sufficient to pay the Special Mandatory Redemption Price of the Notes to be redeemed on the Special Mandatory Redemption Date are deposited with the Trustee or a Paying Agent on or before such Special Mandatory Redemption Date, interest on the Notes, shall cease to accrue on and after the Special Mandatory Redemption Date; and

(iv)          the place or places where such Notes are to be surrendered for payment of the Special Mandatory Redemption Price.

A Special Mandatory Redemption Notice shall be irrevocable and not subject to the satisfaction or waiver of any condition.

SECTION 305          DISCHARGE

Subject to the last paragraph of this Section 305, the Company and RCCI shall be discharged from its obligations with respect to, and this Supplemental Indenture will be discharged and will cease to be of further effect as to, all Outstanding Notes, and the Trustee shall, at the request and at the expense of the Company, execute and deliver to the Company and RCCI such deeds or other instruments as shall be required to evidence such satisfaction and discharge, when either:

(a)          all Outstanding Notes (except, for the avoidance of doubt, any lost, stolen or destroyed Notes which have been replaced or paid as provided in Section 208 of the Indenture and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Company or RCCI and thereafter repaid to the Company or RCCI, as applicable, or discharged from such trust), have been delivered to the Trustee for cancellation (including on conversion or exchange of the Notes into other securities or property), or

(b)          all Notes not so delivered to the Trustee for cancellation (i) have otherwise become due and payable or have been called for redemption pursuant to this Supplemental

Indenture, (ii) will become due and payable within one year or (iii) if redeemable at the Company’s option pursuant to this Supplemental Indenture, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and, in each case, the Company or RCCI has irrevocably deposited or caused to be deposited with the Trustee funds in trust solely for the benefit of the Holders, cash, in United States dollars, Government Obligations, or a combination thereof, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants or chartered accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge the principal of, and premium, if any, on such Notes and accrued interest thereon to the Stated Maturity or Redemption Date, as the case may be, and

(c)          in either case of the foregoing clause (a) or (b), the Company or RCCI has paid or caused to be paid all sums then payable by it under this Supplemental Indenture with respect to the Notes.

(d)          Notwithstanding the foregoing, and notwithstanding the satisfaction and discharge of this Supplemental Indenture with respect to Notes, (A) the rights of Holders of the Notes to receive solely from the fund held in trust described in subsection (b) of this Section 305 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest on the Notes when such payments are due, (B) the Company’s obligations with respect to the Notes under Section 205, Section 206, Section 208, Section 902, Section 903 and Section 908, each of the Indenture, (C) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company’s and RCCI’s obligations in connection therewith, including the Company’s obligations under Section 507 of the Indenture and (D) this Article Three shall survive until the Notes have been paid in full or, if earlier, the date on which the funds held in trust for such payment are paid to the Company or RCCI, as applicable (or discharged from such trust, as applicable) in accordance with the last paragraph of Section 903 of the Indenture.  Thereafter, only the Company’s obligations in Section 507 of the Indenture shall survive.

SECTION 306          TRANSFER AND EXCHANGE OF DEFINITIVE NOTES FOR DEFINITIVE NOTES.

When Notes in the form of a Definitive Note are presented to the Security Registrar with a request:

(a)          to register the transfer of such Definitive Notes; or

(b)          to exchange such Definitive Notes for an equal principal amount of Definitive Notes of other authorized denominations,

the Security Registrar shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Definitive Notes surrendered for transfer or exchange:

(a)          shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Security Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing; and

(b)          in the case of Transfer Restricted Notes, they are being transferred or exchanged pursuant to clause (i), (ii) or (iii) below, and are accompanied by the following additional information and documents, as applicable:

(i)          if such Definitive Notes are being delivered to the Security Registrar by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect (in the form set forth on the reverse side of the Notes); or

(ii)          if such Definitive Notes are being transferred to the Company, a certification to that effect (in the form set forth on the reverse side of the Notes); or

(iii)          if such Definitive Notes are being transferred pursuant to an exemption from registration in accordance with (A) an effective registration statement under the Securities Act, (B) Rule 144A, (C) Rule 904 of Regulation S or (D) in reliance upon another exemption from the registration requirements of the Securities Act (other than pursuant to Rule 144), (x) a certification to that effect (in the form set forth on the reverse side of the Note) and (y) if the Company or the Trustee so requests in connection with transfers described in clauses (C) or (D), an Opinion of Counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the applicable legend set forth in Section 202.

SECTION 307          RESTRICTIONS ON TRANSFER OF A DEFINITIVE NOTE FOR A BENEFICIAL INTEREST IN A GLOBAL NOTE.

A Definitive Note may not be exchanged for a beneficial interest in a Rule 144A Global Note or a Regulation S Global Note except upon satisfaction of the requirements set forth below.  Upon receipt by the Trustee of a Definitive Note, duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Security Registrar, together with:

(a)          certification (in the form set forth on the reverse side of the Note) that such Definitive Note is being transferred pursuant to an exemption from registration (i) in accordance with an effective registration statement under the Securities Act, (ii) in accordance with Rule 144A, (iii) in accordance with Rule 904 of Regulation S or (iv) in reliance upon another exemption from the registration requirements of the Securities Act (other than pursuant to Rule 144), and if the Company or the Trustee so requests in connection with transfers described in clauses (iii) or (iv), an Opinion of Counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the applicable legend set forth in Section 202; and

(b)          written instructions directing the Trustee to make, or to direct the Custodian to make, an adjustment on its books and records with respect to such Rule 144A Global Note or Regulation S Global Note, as applicable, to reflect an increase in the aggregate principal amount of the Notes represented by the Rule 144A Global Note or Regulation S Global Note, as applicable, such instructions to contain information regarding the Depositary account to be credited with such increase, the Trustee shall cancel such Definitive Note and cause, or direct the Custodian to cause, in accordance with the standing instructions and procedures existing between the Depositary and the Custodian, the aggregate principal amount of Notes represented by the Rule 144A Global Note or Regulation S Global Note, as applicable, to be increased by the aggregate principal amount of the Definitive Note to be exchanged and shall credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Rule 144A Global Note or Regulation S Global Note, as applicable, equal to the principal amount of the Definitive Note so canceled.  If no Global Notes are then outstanding, the Company may issue and the Trustee shall authenticate, upon receipt of a Company Order of the Company in the form of an Officer’s Certificate, a new applicable Global Note in the appropriate principal amount.

SECTION 308          TRANSFER AND EXCHANGE OF GLOBAL NOTES.

(a)          The transfer and exchange of Global Notes or beneficial interests therein shall be effected through the Depositary, in accordance with the Indenture (including applicable restrictions on transfer, if any) and the procedures of the Depositary therefor.  A transferor of a beneficial interest in a Global Note shall deliver to the Security Registrar a written order given in accordance with the Depositary’s procedures containing information regarding the participant account of such Depositary to be credited with a beneficial interest in such Global Note or another Global Note, and such account shall be credited in accordance with such order with a beneficial interest in the applicable Global Note, and the account of the Person making the transfer shall be debited by an amount equal to the beneficial interest in the Global Note being transferred.  Transfers by an owner of a beneficial interest in a Rule 144A Global Note to a transferee who takes delivery of such interest through a Regulation S Global Note, whether before or after the expiration of the Restricted Period, shall be made only upon receipt by the Trustee of a certification in the form provided on the reverse side of the Notes from the transferor to the effect that such transfer is being made in accordance with Rule 904 of Regulation S, or an Opinion of Counsel or other evidence of exemption reasonably satisfactory to the Company.

(b)          If the proposed transfer is a transfer of a beneficial interest in one Global Note to a beneficial interest in another Global Note, the Security Registrar shall reflect on its books and records the date and an increase in the principal amount of the Global Note to which such interest is being transferred in an amount equal to the principal amount of the interest to be so transferred, and the Security Registrar shall reflect on its books and records the date and a corresponding decrease in the principal amount of the Global Note from which such interest is being transferred.  If the Company or the Trustee so requests in connection with transfer of a beneficial interest in one Global Note to a beneficial interest in another Global Note, other than a transfer to a beneficial interest in a Rule 144A Global Note, such request for transfer shall be accompanied by an Opinion of Counsel or other evidence reasonably satisfactory to the Company or the Trustee, as applicable, as to the compliance with the restrictions set forth in the applicable legend set forth in Section 202.

(c)          Notwithstanding any other provisions of this Supplemental Indenture (other than Section 305), a Global Note may not be transferred except as a whole and not in part by the Depositary to a nominee of such Depositary or by a nominee of the Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any such nominee to a successor of such Depositary or a nominee of such successor Depositary.

(d)          In the event that a Global Note is exchanged for Definitive Notes pursuant to Section 315 of this Supplemental Indenture prior to the consummation of an Exchange Offer or the effectiveness of a Shelf Registration Statement with respect to such Notes, such Notes may be exchanged only in accordance with such procedures as are substantially consistent with the provisions of this Section 308 (including the certification requirements set forth on the reverse of the Notes included to ensure that such transfers comply with Rule 144A or Regulation S, as the case may be) and such other procedures as may from time to time be adopted by the Company.

SECTION 309          RESTRICTIONS ON TRANSFER OF REGULATION S GLOBAL NOTE.

(a)          During the Restricted Period, beneficial ownership interests in the Regulation S Global Note may only be sold, pledged or transferred in accordance with the Applicable Procedures and only (i) to the Company, (ii) so long as such security is eligible for resale pursuant to Rule 144A, to a person whom the transferor reasonably believes is a QIB that purchases for its own account or for the account of a QIB to whom notice is given that the resale, pledge or transfer is being made in reliance on Rule 144A, (iii) in an offshore transaction in accordance with Regulation S, (iv) pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if applicable) under the Securities Act or (v) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.  Prior to the expiration of the Restricted Period, transfers by an owner of a beneficial interest in the Regulation S Global Note to a transferee who takes delivery of such interest through the Rule 144A Global Note shall be made only in accordance with the Applicable Procedures and upon receipt by the Trustee of a written certification from the transferor of the beneficial interest in the form provided on the reverse of the Note to the effect that such transfer is being made to a person whom the transferor reasonably believes is a QIB within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A.  Such written certification shall no longer be required after the expiration of the Restricted Period.

(b)          Upon the expiration of the Restricted Period, beneficial ownership interests in the Regulation S Global Note shall be transferable in accordance with applicable law and the other terms of the Indenture.

SECTION 310          CANCELLATION OR ADJUSTMENT OF GLOBAL NOTE.

At such time as all beneficial interests in a Global Note have either been exchanged for Definitive Notes, transferred, redeemed, repurchased or canceled, such Global Note shall be returned by the Depositary to the Trustee for cancellation or retained and canceled by the Trustee.  At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for Definitive Notes, transferred in exchange for an interest in another Global Note, redeemed, repurchased or canceled, the principal amount of Notes represented by such Global Note shall be reduced and an adjustment shall be made on the books and records of the Trustee (if it is then the Custodian for such Global Note) with respect to such Global Note, by the Trustee or Custodian, to reflect such reduction.

SECTION 311          OBLIGATIONS WITH RESPECT TO TRANSFERS AND EXCHANGES OF NOTES.

(a)          To permit registrations of transfers and exchanges, the Company shall execute and the Trustee, upon receipt of a Company Order, shall authenticate, Definitive Notes and Global Notes at the Security Registrar’s request.

(b)          No service charge shall be made for any registration of transfer or exchange (except as otherwise expressly permitted in the Indenture), but the Company may require payment of a sum sufficient to cover any transfer tax, assessments, or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments or similar governmental charge payable upon transfers or exchanges pursuant to Sections 205 and 1008 of the Indenture).

(c)          Prior to the due presentation for registration of transfer of any Note, the Company, the Trustee, the Paying Agent or the Security Registrar may deem and treat the person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Company, the Trustee, the Paying Agent or the Security Registrar shall be affected by notice to the contrary.

(d)          All Notes issued upon any transfer or exchange pursuant to the terms of the Indenture shall evidence the same debt and shall be entitled to the same benefits under the Indenture as the Notes surrendered upon such transfer or exchange.

(e)          The Security Registrar and the Trustee may request such evidence as may be reasonably requested by them to determine the identity and signatures of the transferor and the transferee.

SECTION 312          NO OBLIGATION OF THE TRUSTEE.

(a)          The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depositary (“Agent Members”) or any other Person with respect to the accuracy of the records of the Depositary or their respective nominees or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of redemption or repurchase) or the payment of any amount, under or with respect to such Notes.  All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to the registered Holders (which shall be the Depositary or its nominee in the case of a Global Note).  The rights of beneficial owners in any Global Note shall be exercised only through the Depositary subject to the applicable rules and procedures of the

Depositary.  The Trustee may rely and shall be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners.

(b)          The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depositary participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

SECTION 313          EXCHANGE OFFER.

Upon the occurrence of the Exchange Offer in accordance with the Registration Rights Agreement, the Company shall issue and, upon receipt of a Company Order in accordance with Section 204 of the Indenture, the Trustee shall authenticate (i) one or more Global Notes without the Restricted Notes Legend in an aggregate principal amount equal to the principal amounts of the beneficial interests in the Global Notes tendered for acceptance by Persons that provide in the applicable letters of transmittal such certifications as are required by the Registration Rights Agreement and applicable law, and accepted for exchange in the Exchange Offer and (ii) Definitive Notes without the Restricted Notes Legend in an aggregate principal amount equal to the principal amount of the Definitive Notes tendered for exchange by Persons that provide in the applicable letters of transmittal such certifications as are required by the Registration Rights Agreement and applicable law, and accepted by the Company for exchange in the Exchange Offer.  Concurrently with the issuance of such Notes, the Trustee shall cause the aggregate principal amount of the applicable Global Notes with the Restricted Notes Legend to be reduced accordingly, and the Company shall execute and the Trustee shall authenticate and deliver to the Persons designated by the Holders of the Definitive Notes so accepted Definitive Notes without the Restricted Notes Legend in the applicable principal amount.  Any Notes that remain outstanding after the consummation of the Exchange Offer, and Exchange Notes issued in connection with the Exchange Offer, shall be treated as a single class of securities under the Indenture. For greater certainty, an owner of a beneficial interest in a Global Note representing an Initial Note (a “Beneficial Interest Owner”) or Holder of an Initial Note, as applicable, shall, pursuant to the terms of the Initial Notes, have the right to acquire  beneficial interests in Exchange Notes issued as a Global Note or Exchange Notes, as applicable, in each case in an aggregate principal amount equal to the principal amounts of the beneficial interests in such Global Note or such Initial Note, as applicable, tendered for acceptance by such Beneficial Interest Owner or Holder, as applicable, to the extent such tendered beneficial interests or Initial Note, as applicable, are accepted by the Company for exchange in the Exchange Offer.

SECTION 314          NON-COMPLIANT TRANSFERS NULL AND VOID.

Any purported transfer of a Note, or any interest therein, to a purchaser or transferee that does not comply with the requirements specified in this Article Three shall be of no force and effect and shall be null and void ab initio.

SECTION 315          DEFINITIVE NOTES.

(a)          A Global Note deposited with the Depositary or Custodian pursuant to Section 201 may be transferred to the beneficial owners thereof in the form of Definitive Notes in an aggregate principal amount equal to the principal amount of such Global Note, in exchange for such Global Note, only if such transfer complies with this Article Three and (1) the Depositary notifies the Company that it is unwilling or unable to continue as a Depositary for such Global Note or if at any time the Depositary ceases to be a “clearing agency” registered under the Exchange Act or otherwise ceases to be eligible as a depositary and, in each case, a successor depositary is not appointed by the Company within 90 days of such notice or after the Company becomes aware of such cessation, or (2) an Event of Default has occurred and is continuing and the Security Registrar has received a request from the Depositary or (3) the Company, in its sole discretion and subject to the procedures of the Depositary, notifies the Trustee in writing that it elects to cause the issuance of Definitive Notes under the Indenture.  In addition, any Affiliate of the Company that is a beneficial owner of all or part of a Global Note may have such Affiliate’s beneficial interest transferred to such Affiliate in the form of a Definitive Note, by providing a written request to the Company and the Trustee and such Opinions of Counsel, certificates or other information as may be required by the Indenture or the Company or the Trustee.

(b)          Any Global Note that is transferable to the beneficial owners thereof pursuant to this Section 315 shall be surrendered by the Depositary to the Trustee, to be so transferred, in whole or from time to time in part, without charge, and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Note, an equal aggregate principal amount of Definitive Notes of authorized denominations.  Any portion of a Global Note transferred pursuant to this Section 315 shall be executed, authenticated and delivered only in denominations of U.S.$2,000 or any integral multiples of U.S.$1,000 in excess thereof, registered in such names as the Depositary shall direct.  Any certificated Note in the form of a Definitive Note delivered in exchange for an interest in the Transfer Restricted Note shall, except as otherwise provided by Section 202 hereof, bear the Restricted Notes Legend.

(c)          The registered Holder of a Global Note may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under the Indenture or the Notes.

(d)          In the event of the occurrence of any of the events specified in paragraph (a)(1), (2) or (3) of this Section 315, the Company shall promptly make available to the Trustee a reasonable supply of Definitive Notes in fully registered form without interest coupons.

ARTICLE FOUR

REMEDIES UPON CHANGE IN CONTROL

SECTION 401          ADDITIONAL EVENT OF DEFAULT.

In addition to the Events of Default set forth in Section 401 of the Indenture, “Event of Default”, wherever used herein and in the Indenture with respect to the Notes, includes the occurrence of a Change in Control Triggering Event (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), subject to any cure thereof as provided in Section 404 below.

Under this Supplemental Indenture, a “Change in Control Triggering Event” is deemed to occur upon both a Change in Control and a Rating Decline with respect to the Notes. The Trustee shall have no obligation or duty to monitor, determine or inquire as to whether a Rating Decline with respect to the Notes has occurred.

A “Change in Control” means (i) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of the Company) the result of which is that any Person or group of Persons (as the term “group” is used in Rule 13d−5 of the Exchange Act), other than Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more Members of the Rogers Family, acquires, directly or indirectly, more than 50% of the total voting power of all classes of Voting Shares of the Company or (ii) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of the Company) the result of which is that any Person or group of Persons, other than (A) Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more Members of the Rogers Family or (B) for so long as the only primary beneficiaries of a Qualifying Trust established under the last will and testament of Edward S. Rogers are one or more persons referred to in clause (i) of the definition of “Member of the Rogers Family” or the Spouse, for the time being and from time to time, of the issue (including individuals adopted by such Persons, provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals) of any person described in subclause (i)(b) or (c) of the definition of “Member of the Rogers Family”, any Person designated by the trustees of such Qualifying Trust to exercise voting rights attaching to any shares held by such trustees, has elected to the Board of Directors such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the Board of Directors; provided that to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clause (i) or (ii) above to become effective under applicable law, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Member of the Rogers Family” means (i) such of the following persons as are living at the date of this Supplemental Indenture or are born after the date of this Supplemental Indenture and before the Perpetuity Date: (a) the widow, if any, of Edward S. Rogers (who was born on May 27, 1933, such individual being hereinafter referred to as “Edward S. Rogers”); (b) the issue of Edward S. Rogers; (c) Ann Taylor Graham Calderisi, the half−sister of Edward S. Rogers, and the issue of Ann Taylor Graham Calderisi; (d) individuals adopted by Edward S. Rogers or any of the persons described in subclauses (a) or (b) of this clause (i) provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals; provided that if any person is born out of wedlock he shall be deemed not to be the issue of another person for the purposes hereof unless and until he is proven or acknowledged to be the issue of such person and; (ii) the trustees of any Qualifying Trust, but only to the extent of such Qualifying Trust’s Family Percentage Holding of voting securities or rights to control or direct the voting securities of the Company at the time of the determination.

“Family Percentage Holding” means the aggregate percentage of the securities held by a Qualifying Trust representing, directly or indirectly, an interest in voting securities or rights to control or direct the voting securities of the Company, that it is reasonable, under all the circumstances, to regard as being held beneficially for Qualified Persons (or any class consisting of two or more Qualified Persons); provided always that in calculating the Family Percentage Holding (A) in respect of any power of appointment or discretionary trust capable of being exercised in favor of any of the Qualified Persons such trust or power shall be deemed to have been exercised in favor of Qualified Persons until such trust or power has been otherwise exercised; (B) where any beneficiary of a Qualifying Trust has assigned, transferred or conveyed, in any manner whatsoever, his or her beneficial interest to another person, then, for the purpose of determining the Family Percentage Holding in respect of such Qualifying Trust, the person to whom such interest has been assigned, transferred or conveyed shall be regarded as the only person beneficially interested in the Qualifying Trust in respect of such interest but in the case where the interest is so assigned, transferred or conveyed is an interest in a discretionary trust or is an interest which may arise as a result of the exercise in favor of the assignor of a discretionary power of appointment and such discretionary trust or power of appointment is also capable of being exercised in favor of persons described in clause (i) of the definition of “Member of the Rogers Family”, such discretionary trust or power shall be deemed to have been so exercised in favor of Qualified Persons until it has in fact been exercised; and (C) the interest of any Permitted Residuary Beneficiary shall be ignored until its interest has indefeasibly vested.

“Permitted Residuary Beneficiary” means any person who is a beneficiary of a Qualifying Trust and, under the terms of the Qualifying Trust, is entitled to distributions out of the capital of such Qualifying Trust only after the death of all of the Qualified Persons who are beneficiaries of such Qualifying Trust.

“Perpetuity Date” means the date that is 21 years, less one day, from the date of the death of the last survivor of the individuals described in subclause (i)(a), (b), (c) or (d) of the definition of “Member of the Rogers Family”, who are living at the date of this Supplemental Indenture.

“Qualifying Trust” means a trust (whether testamentary or inter vivos) any beneficiary of which is a person referred to in clause (i) of the definition of “Member of the Rogers Family” or the Spouse, for the time being and from time to time, of the issue (including individuals adopted by such Persons, provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals) of any person described in subclause (i)(b) or (c) of the definition of “Member of the Rogers Family”, provided that such Spouse is living at the date of this Supplemental Indenture or is born after the date of this Supplemental Indenture and before the Perpetuity Date (all such persons being hereafter referred to as “Qualified Persons”).

“Spouse” means, in relation to any person, a person who is legally married to that person and includes a widow or widower of that person, notwithstanding remarriage.

SECTION 402          ACCELERATION OF MATURITY; RESCISSION AND ANNULMENT.

If a Change in Control Triggering Event occurs and is continuing and the Company (or a third party) fails in any material respect to comply with any of the provisions of Section 404 hereof, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then Outstanding may declare the principal of all such Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal shall become immediately due and payable.

SECTION 403          RESERVED.

SECTION 404          CHANGE IN CONTROL OFFER.

(a)          The Notes may not be accelerated pursuant to Section 402 hereof following an Event of Default arising from a Change in Control Triggering Event and such Event of Default shall be cured if the Company complies in all material respects with the provisions of this Section 404. If the Company elects to cure such Event of Default, within 20 Business Days of the occurrence of an Event of Default arising from a Change in Control Triggering Event, (i) the Company shall notify the Trustee in writing of the occurrence of the Change in Control Triggering Event and shall make an offer to purchase (the “Change in Control Offer”) all outstanding Notes properly tendered at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest thereon to the Change in Control Purchase Date (as hereinafter defined) (the “Change in Control Purchase Price”) on the date that is 40 Business Days after the occurrence of the Change in Control Triggering Event (the “Change in Control Purchase Date”), (ii) the Trustee shall deliver a copy of the Change in Control Offer to each Holder and (iii) the Company shall cause a notice of the Change in Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and CNW Group Ltd. (Canada News Wire or Cision Canada) or a similar news service in Canada. The Change in Control Offer shall remain open from the time such offer is made until the Change in Control Purchase Date. The Trustee shall be under no obligation to ascertain the occurrence of a Change in Control Triggering Event or to give notice with respect thereto other than as provided above upon receipt of a Change in Control Offer from the Company. The Trustee may conclusively assume, in the absence of receipt of a Change in Control Offer from the Company, that no Change in Control Triggering Event has occurred. The Change in Control Offer shall include a form of Change in Control Purchase Notice to be completed by the Holder and shall state:

(i)          the events causing a Change in Control Triggering Event and the date such Change in Control Triggering Event is deemed to have occurred;

(ii)          that the Change in Control Offer is being made pursuant to this Section 404 and that all Notes properly tendered pursuant to the Change in Control Offer will be accepted for payment;

(iii)          the date by which the Change in Control Purchase Notice pursuant to this Section 404 must be given;

(iv)          the Change in Control Purchase Date;

(v)          the Change in Control Purchase Price;

(vi)          the names and addresses of the Paying Agent and the offices or agencies referred to in Section 902 of the Indenture;

(vii)          that Notes must be surrendered to the Paying Agent at the office of the Paying Agent or to an office or agency referred to in Section 902 of the Indenture to collect payment;

(viii)          that the Change in Control Purchase Price for any Note as to which a Change in Control Purchase Notice has been duly given and not withdrawn will be paid promptly upon the later of the first Business Day following the Change in Control Purchase Date and the time of surrender of such Note as described in clause (vii) above;

(ix)          the procedures the Holder must follow to accept the Change in Control Offer; and

(x)          the procedures for withdrawing a Change in Control Purchase Notice.

(b)          A Holder may accept a Change in Control Offer by delivering to the Paying Agent at the office of the Paying Agent or to an office or agency referred to in Section 902 of the Indenture a written notice (a “Change in Control Purchase Notice”) at any time prior to the close of business on the Change in Control Purchase Date, stating:

(i)          that such Holder elects to have a Note purchased pursuant to the Change in Control Offer;

(ii)          the principal amount of the Note that the Holder elects to have purchased by the Company, which amount must be U.S.$1,000 or an integral multiple thereof, and the certificate numbers of the Notes to be delivered by such Holder for purchase by the Company; and

(iii)          that such Note shall be purchased on the Change in Control Purchase Date pursuant to the terms and conditions specified in this Supplemental Indenture.

The delivery of such Note (together with all necessary endorsements) to the Paying Agent at the office of the Paying Agent or to an office or agency referred to in

Section 902 of the Indenture prior to, on or after the Change in Control Purchase Date shall be a condition to the receipt by the Holder of the Change in Control Purchase Price therefor; provided that such Change in Control Purchase Price shall be so paid pursuant to this Section 404 only if the Note so delivered to the Paying Agent or to an office or agency referred to in Section 902 of the Indenture shall conform in all respects to the description thereof set forth in the related Change in Control Purchase Notice.

The Company shall purchase from the Holder thereof, pursuant to this Section 404, a portion of a Note if the principal amount of such portion is U.S.$1,000 or an integral multiple of U.S.$1,000 in excess thereof. Provisions of the Indenture that apply to the purchase of all of a Note also apply to the purchase of a portion of such Note.

Any purchase by the Company contemplated pursuant to the provisions of this Section 404 shall be consummated by the delivery by the Company of the consideration to be received by the Holder promptly upon the later of (a) the first Business Day following the Change in Control Purchase Date and (b) the time of delivery of the Note by the Holder to the Paying Agent or to an office or agency referred to in Section 902 of the Indenture in the manner required by this Section 404.

Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent, at the office of the Paying Agent or an office or agency referred to in Section 902 of the Indenture, the Change in Control Purchase Notice contemplated by this Section 404(b) shall have the right to withdraw such Change in Control Purchase Notice at any time prior to the close of business on the Change in Control Purchase Date by delivery of a written notice of withdrawal to the Paying Agent or to an office or agency referred to in Section 902 of the Indenture in accordance with Section 601 hereof.

The Paying Agent or the office or agency referred to in Section 902 of the Indenture shall promptly notify the Company of the receipt by the former of any Change in Control Purchase Notice or written notice of withdrawal thereof.

(c)          The Notes may also not be accelerated pursuant to Section 402 hereof following an Event of Default arising from a Change in Control Triggering Event and such Event of Default shall also be cured if a third party makes and consummates a Change in Control Offer in the manner and at the times and otherwise in compliance with this Section 404; provided, however, that any such third party shall be subject to Section 907 of the Indenture in respect of any amounts paid by such third party hereunder (for this purpose, Section 907 of the Indenture is modified by replacing “Company” with the name of the third party) and such Event of Default shall be cured only if such third party complies with Section 907 of the Indenture (as modified) or if the Company satisfies the third party’s obligations under such Section.

ARTICLE FIVE

ADDITIONAL COVENANTS

SECTION 501          RESTRICTED SUBSIDIARIES.

(a)          The Board of Directors of the Company may designate any Restricted Subsidiary or any Person that is to become a Subsidiary as an Unrestricted Subsidiary, or the

Company or any Restricted Subsidiary may transfer any assets or properties to an Unrestricted Subsidiary, if (i) prior to and immediately after such designation, no Default or Event of Default shall have occurred and be continuing and (ii) such Subsidiary or Person, together with all other Unrestricted Subsidiaries, shall not in the aggregate have Net Tangible Assets greater than 15% of the Company’s Consolidated Net Tangible Assets; provided, however, that for the purposes of this Section 501, (1) the Company’s Consolidated Net Tangible Assets shall also include the aggregate Net Tangible Assets of such Subsidiary or Person and all other Unrestricted Subsidiaries and (2) Excluded Assets shall be excluded from the calculation of Net Tangible Assets and Consolidated Net Tangible Assets.

(b)          The Board of Directors of the Company may not designate any Unrestricted Subsidiary as a Restricted Subsidiary unless immediately before and after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

(c)          Nothing in this Section 501 shall restrict or limit the Company or any Restricted Subsidiary from transferring any asset that is an Excluded Asset to any Unrestricted Subsidiary or any Person that is to become an Unrestricted Subsidiary.

SECTION 502          LIMITATION ON SECURED DEBT.

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, assume, incur or guarantee any Secured Debt unless and for so long as the Company secures, or causes such Restricted Subsidiary to secure, the Notes equally and ratably with (or prior to) such Secured Debt. However, any of the Company or its Restricted Subsidiaries may incur Secured Debt without securing the Notes if, immediately after incurring the Secured Debt, the aggregate principal amount of all Secured Debt then outstanding plus the aggregate amount of the Attributable Debt then outstanding pursuant to Sale and Leaseback Transactions would not exceed 15% of the Company’s Consolidated Net Tangible Assets. The aggregate amount of all Secured Debt in the preceding sentence excludes Secured Debt which is secured equally and ratably with the Notes and Secured Debt that is being repaid concurrently. Any Lien which is granted to secure the Notes under this Section 502 shall be discharged at the same time as the discharge of the Lien securing the Secured Debt that gave rise to the obligation to secure the Notes under this Section 502.

SECTION 503          LIMITATION ON SALE AND LEASEBACK TRANSACTIONS.

The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless either (a) immediately thereafter, the sum of (1) the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into by the Company or a Restricted Subsidiary on or after the Issue Date (or, in the case of a Restricted Subsidiary, the date on which it became a Restricted Subsidiary, if on or after the Issue Date) and (2) the aggregate amount of all Secured Debt, excluding Secured Debt which is secured equally and ratably with the Notes, would not exceed 15% of the Company’s Consolidated Net Tangible Assets or (b) an amount, equal to the greater of the net proceeds to the Company or a Restricted Subsidiary from such sale and the

Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction, is used within 180 days to retire Debt of the Company or a Restricted Subsidiary. However, Debt which is subordinate to the Notes or which is owed to the Company or a Restricted Subsidiary may not be retired in satisfaction of clause (b) above.

SECTION 504          LIMITATION ON RESTRICTED SUBSIDIARY DEBT.

The Company will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Debt (other than Debt to the extent that the Notes are secured equally and ratably with (or prior to) such Debt), unless:

 (1) the obligations of the Company under the Notes are guaranteed (which guarantee may be on an unsecured basis) by such Restricted Subsidiary such that the claim of the Holders of the Notes under such guarantee ranks prior to or pari passu with such Debt; or

(2) after giving effect to the incurrence of such Debt and the application of the proceeds therefrom, the sum of (without duplication) (x) the then outstanding aggregate principal amount of Debt of all Restricted Subsidiaries (other than Exempted Secured Debt, and for the avoidance of doubt, any Debt permitted by clause (1) of this Section 504), (y) the then outstanding aggregate principal amount of Secured Debt of the Company (not on a Consolidated basis) and (z) Attributable Debt relating to then outstanding Sale and Leaseback Transactions, would not exceed 15% of Consolidated Net Tangible Assets; provided, however, that this restriction will not apply to, and there will be excluded from any calculation hereunder, (A) Debt owing by a Restricted Subsidiary to the Company or to another Restricted Subsidiary and (B) Debt secured by Permitted Liens; provided, further, that this restriction will not prohibit the incurrence of Debt in connection with any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Debt of the Restricted Subsidiaries (provided that the principal amount of such Debt immediately prior to such extension, renewal or replacement is not increased).

SECTION 505          WAIVER OF CERTAIN COVENANTS.

Pursuant to Section 910 of the Indenture, the Company may omit in any particular instance to comply with any covenant or condition in Section 905 or 906 thereof and any covenant or condition in Section 501, 502, 503 or 504 of this Supplemental Indenture if, before or after the time for such compliance, the Holders of the Notes at the time Outstanding shall, by Holder Direction, waive such compliance in such instance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such covenant or condition shall remain in full force and effect.

ARTICLE SIX

CHANGE IN CONTROL PROVISIONS

SECTION 601          EFFECT OF CHANGE IN CONTROL PURCHASE NOTICE.

Upon receipt by the Company of the Change in Control Purchase Notice specified in Section 404(b) hereof, the Holder of the Note in respect of which such Change in Control

Purchase Notice was given shall (unless such Change in Control Purchase Notice is withdrawn as specified in the following two paragraphs of this Section) thereafter be entitled to receive solely the Change in Control Purchase Price with respect to such Note. Such Change in Control Purchase Price shall be paid to such Holder upon the later of (a) the first Business Day following the Change in Control Purchase Date (provided the conditions in Section 404(b) hereof have been satisfied) and (b) the time of delivery of the Note to the Paying Agent at the office of the Paying Agent or to the office or agency referred to in Section 902 of the Indenture by the Holder thereof in the manner required by Section 404(b) hereof.

A Change in Control Purchase Notice may be withdrawn before or after delivery by the Holder to the Paying Agent at the office of the Paying Agent of the Note to which such Change in Control Purchase Notice relates, by means of a written notice of withdrawal delivered by the Holder to the Paying Agent at the office of the Paying Agent or to the office or agency referred to in Section 902 of the Indenture to which the related Change in Control Purchase Notice was delivered at any time prior to the close of business on the Change in Control Purchase Date specifying, as applicable:

(a)          the certificate number of the Note in respect of which such notice of withdrawal is being submitted,

(b)          the principal amount of the Note (which shall be U.S.$1,000 or an integral multiple thereof) with respect to which such notice of withdrawal is being submitted, and

(c)          the principal amount, if any, of such Note (which shall be U.S.$1,000 or an integral multiple thereof) that remains subject to the original Change in Control Purchase Notice and that has been or will be delivered for purchase by the Company.

The Paying Agent will promptly return to the respective Holders thereof any Notes with respect to which a Change in Control Purchase Notice has been withdrawn in compliance with this Supplemental Indenture.

SECTION 602          DEPOSIT OF CHANGE IN CONTROL PURCHASE PRICE.

No later than 11:00 a.m. (New York time) on the Business Day following the Change in Control Purchase Date the Company shall deposit or cause to be deposited with the Paying Agent (or, if the Company is acting as the Paying Agent, shall segregate and hold in trust as provided in Section 903 of the Indenture) an amount of cash sufficient to pay the aggregate Change in Control Purchase Price of all the Notes or portions thereof that are to be purchased as of the Change in Control Purchase Date.

SECTION 603          REPAYMENT TO THE COMPANY.

As provided in the Notes, the Trustee and the Paying Agent shall return to the Company any cash that remains unclaimed, together with interest and dividends, if any, thereon (subject to the provisions of Section 507 of the Indenture), held by them for the payment of the Change in Control Purchase Price; provided, however, that, to the extent that the aggregate amount of cash deposited by the Company pursuant to Section 602 hereof exceeds the aggregate Change in Control Purchase Price of the Notes or portions thereof to be purchased, then the Trustee shall hold such excess for the Company and promptly after the Business Day following the Change in Control Purchase Date the Trustee shall upon demand return any such excess to the Company together with interest and dividends, if any, thereon (subject to the provisions of Section 507 of the Indenture).

ARTICLE SEVEN

GUARANTEE

SECTION 701          GUARANTEE.

(a)          RCCI hereby fully and unconditionally guarantees (the “Guarantee”) due payment and performance to the Trustee, for and on behalf of the Holders, forthwith after demand, of all the obligations of the Company that arise under this Supplemental Indenture, the applicable provisions of the Indenture or under the Notes to pay the principal of (and premium, if any) and interest on the Notes when due and payable at Maturity and any Additional Amounts, and all other amounts due or to become due under or in connection with this Supplemental Indenture, the Notes and the performance of all other obligations to the Trustee (including all amounts due to the Trustee under Section 507 of the Indenture) and the Holders of the Notes which obligations arise under this Supplemental Indenture and the Notes, according to the terms hereof and thereof, including any applicable grace periods (the “Guaranteed Obligations”). The Guarantee shall be an unsecured, unsubordinated obligation of RCCI ranking pari passu with other present and future unsecured, unsubordinated obligations of RCCI. The Company hereby fully and unconditionally guarantees the Guarantee of RCCI.

(b)          RCCI agrees that, without obtaining the consent of or giving notice to RCCI, the Trustee may vary this Supplemental Indenture or the Indenture, as provided herein and therein, grant extensions of time or other indulgences, take and give up securities, grant releases and discharges and otherwise deal with the Company and other parties as the Trustee may see fit and may apply all monies received from the Company or others or from securities upon such part of the Company’s liability as the Trustee may think best without prejudice to or in any way limiting or lessening the liability of RCCI under this Supplemental Indenture. The Trustee expressly reserves all its rights under the Indenture, and any such variances shall not be deemed waivers of any rights or other provisions under the Indenture or this Supplemental Indenture.

(c)          The Guarantee shall be a continuing guarantee of all the Guaranteed Obligations and shall apply to any ultimate balance due or remaining unpaid to the Holders of the Notes. The Guarantee shall not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money which may at any time be or become owing or due or remain unpaid to the Holders of the Notes.

(d)          The Guarantee shall not be discharged or otherwise affected by any change in the name, objects, businesses, assets, capital structure or constitution of the Company or RCCI, or by any merger or amalgamation of the Company or RCCI with any Person or

Persons, except as otherwise provided in this Supplemental Indenture or the applicable provisions of the Indenture. In the case of the Company being amalgamated with another corporation, the Guarantee shall apply to the liabilities of the resulting corporation, and the term “Company” shall include each such resulting corporation.

(e)          All monies, advances, renewals and credits in fact borrowed or obtained by the Company under this Supplemental Indenture shall be deemed to form part of the liabilities hereby guaranteed notwithstanding any limitation of status or of power of the Company or of the directors or agents thereof or that the Company may not be a legal entity or any irregularity, defect or informality in the borrowing or obtaining of such monies, advances, renewals or credits.

(f)          The obligations of RCCI hereunder are and shall be absolute and unconditional and any moneys or amounts expressed to be owing or payable by RCCI hereunder which may not be recoverable from RCCI on the basis of a guarantee or as surety shall be recoverable from RCCI as a primary obligor and principal debtor in respect thereof.

(g)          The Trustee shall not be bound to exhaust its recourse against the Company or other parties before being entitled to demand payment from or performance by RCCI and enforce its rights under this Supplemental Indenture.

(h)          Any account settled or stated by or between the Trustee and the Company in relation to this Supplemental Indenture shall be accepted by RCCI as conclusive evidence that the balance or amount thereby appearing due by the Company to the Trustee is so due.

(i)          RCCI shall make payment to the Trustee of the amount of the liability of RCCI forthwith after demand therefor is made in writing during the continuance of any Event of Default and such demand shall be conclusively deemed to have been effectually made when delivered in accordance with the notice provisions set forth herein and the liability of RCCI shall bear interest from the date of such demand at the rate borne by the Notes, such interest to be calculated monthly based on the number of days elapsed and to be deemed payable on the first Business Day of a month in respect of the immediately preceding month or upon demand, whichever is earlier.

(j)          All amounts payable by RCCI under this Supplemental Indenture shall be paid without set−off or counterclaim and without any deduction or withholding whatsoever unless and to the extent that RCCI shall be prohibited by law from doing so, in which case RCCI shall, only to the extent such a similar requirement is imposed on the Company pursuant to this Supplemental Indenture, pay to the Trustee such additional amount as shall be necessary to ensure that the Trustee receives the full amount it would have received if no such deduction or withholding had been made.

(k)          RCCI acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (“CT Corporation”) as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Notes, the Guarantee or this Supplemental Indenture that may be instituted in any federal or state court in the State of New York or brought under federal or state securities laws.

RCCI acknowledges that CT Corporation has accepted such designation, submits to the non−exclusive jurisdiction of any such court in any such suit or proceeding and acknowledges further that service of process upon CT Corporation (or any successor) and written notice of said service to RCCI shall be deemed in every respect effective service of process upon RCCI in any such suit or proceeding. RCCI further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation (or any successor) in full force and effect so long as any of the Notes shall be outstanding. In addition, to the extent that RCCI has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above−referenced documents, to the extent permitted by law.

SECTION 702          RELEASE OF GUARANTOR.

(a)          In addition to the release provisions set forth in the Indenture, subject to Section 702(d), RCCI shall be released and relieved from all of its obligations under this Article Seven, and RCCI’s Guarantee shall be terminated and be of no further force or effect, upon the request of the Company (without the consent of the Trustee) if, immediately after giving effect to such release and termination (and, if applicable, any transaction in connection therewith, including any other concurrent release, termination, repayment or discharge of any other guarantee or other Debt of RCCI), the Company would be in compliance with Section 504 hereof, including in the event of a sale or other transaction as a result of which RCCI would cease to be a Subsidiary.

(b)          In order to effect the release and termination provided for in Section 702(a), the Company shall furnish to the Trustee an Officers’ Certificate stating that, immediately after giving effect to such release and termination (as well as any concurrent release, termination, repayment or discharge of any other guarantee or other Debt of RCCI), the Company will be in compliance with Section 504 hereof. In the event that the release and termination is in connection with a sale or other transaction as a result of which RCCI would cease to be a Subsidiary, pro forma effect shall be given to such transaction (including the application of any proceeds therefrom) in determining the Company’s compliance with Section 504 and, accordingly, the amount of Debt subject to the Guarantee of RCCI and any other Debt of RCCI shall be excluded from any calculation thereunder. Notwithstanding any provision to the contrary in the Indenture or this Supplemental Indenture, no opinion, report or certificate, other than the Officers’ Certificate provided for in this Section 702(b), need be furnished to the Trustee for such release and termination. After its receipt of the aforementioned Officers’ Certificate, the Trustee shall execute any documents reasonably requested by either the Company or RCCI in order to evidence the release of RCCI from its obligations under the Guarantee under this Article Seven.

(c)          No supplemental indenture, amendment or waiver shall, without the consent of the Holder of each Outstanding Note, release RCCI from any of its obligations under Section 701, other than in accordance with the provisions of this Section 702 or the other release provisions set forth in the Indenture, or amend or modify the release provisions of this Section 702.

(d)          Notwithstanding the release provisions of Section 702(a), RCCI shall not be released from its obligations under this Article Seven and the Guarantee will not be terminated if, immediately after such release and termination (and, if applicable, after giving effect to any transaction to occur concurrently therewith), RCCI remains a co−obligor with or a guarantor for, as applicable, the obligations of the Company under any Existing Note.

(e)          Notwithstanding the release provisions of this Section 702, any Person added as a Guarantor at the option of the Company pursuant to Section 801(f) of the Indenture may be released at the option of the Company at any time upon such conditions as may be specified in the supplement to this Supplemental Indenture pursuant to which such added Guarantor provided its Guarantee. No opinion, report or certificate, other than the Officers’ Certificate provided for in this Section 702(b), need be furnished to the Trustee for a release and termination pursuant to this Section 702(e). Nothing in this Section 702(e) shall modify or amend the release provisions applicable to RCCI pursuant to clauses (a) through (e) of this Section 702.

SECTION 703          AMALGAMATION, CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE.

(a)          Unless RCCI has been released, or in connection with such transaction will be released, from its obligations under the Guarantee in accordance with the provisions of Section 702 hereof or any other release provision set forth in the Indenture, RCCI shall not amalgamate or consolidate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding−up or otherwise (in one transaction or a series of related transactions) unless:

(i)          immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of RCCI or a Subsidiary of RCCI in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(ii)          either (x) RCCI shall be the continuing Person or (y) the Person (if other than RCCI) formed by such amalgamation or consolidation or into which RCCI is merged or the Person which acquires by conveyance, transfer, lease or other disposition the properties and assets of RCCI substantially as an entirety (the “Successor Guarantor”) shall, unless the Successor Guarantor is the Company, (A) be a corporation, company, partnership or trust organized and validly existing under the federal laws of Canada or any Province thereof or the laws of the United States of America or any State thereof or the District of Columbia and (B) expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of RCCI under the Guarantee (provided, however, that the Successor Guarantor shall not be required to execute and deliver such a supplemental indenture in the event of an amalgamation of RCCI with one or more other Persons, in which the amalgamation is governed by the laws of Canada or any province thereof, the Successor Guarantor and RCCI are, immediately prior to such amalgamation, organized and existing under the laws of Canada or any province thereof and upon the effectiveness of such amalgamation, the Successor Guarantor shall have become or shall continue to be (as the case may be), by operation of law, liable for the observance of all obligations of RCCI under the Guarantee); and

(iii)          RCCI, the Company or the Successor Guarantor, as applicable, shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer, lease or other disposition and, if a supplemental indenture is required in connection with such transaction (or series of transactions), such supplemental indenture, comply with this Section 703(a) and that all conditions precedent herein provided for relating to such transaction have been satisfied.

(b)          Upon any amalgamation, consolidation or merger, or any conveyance, transfer, lease or other disposition of the properties and assets of RCCI substantially as an entirety in accordance with Section 703(a), the Successor Guarantor shall succeed to, and be substituted for, and may exercise every right and power of, RCCI under this Supplemental Indenture and the Indenture with the same effect as if such Successor Guarantor had been named as a Guarantor herein; and thereafter, except in the case of a lease, RCCI shall be released and relieved from all of its obligations under this Article Seven, and RCCI’s Guarantee shall be terminated and be of no further force or effect.

SECTION 704          PAYMENT OF ADDITIONAL AMOUNTS.

All payments made by RCCI under or with respect to the Notes or the Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless RCCI is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency.  If RCCI is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, RCCI will pay as interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of such Notes in respect of a beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received in respect of the beneficial owner if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder of the Notes in respect of a beneficial owner (i) with which RCCI does not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)) at the time of making such payment or which is entitled to the payment in respect of a debt or other obligation to pay an amount to a person with which RCCI does not deal at arm’s length (within the meaning of the Tax Act) at the time of making such payment, (ii) which is a “specified shareholder” of RCCI, or which does not deal at arm’s length (within the meaning of the Tax Act) with a “specified shareholder” of RCCI as defined in subsection 18(5) of the Tax Act, (iii) where all or any portion of the amount paid or credited to such holder is deemed to be a dividend pursuant to subsection 214(6) of the Tax

Act, (iv) which is subject to such Taxes by reason of the holder or beneficial owner carrying on business in, maintaining a permanent establishment or other physical presence in or otherwise being connected with Canada or any province or territory thereof otherwise than by the acquisition or mere holding of Notes or the receipt of payments thereunder, (v) which is subject to such Taxes by reason of the legal nature of the holder or beneficial owner disentitling such holder or beneficial owner to the benefit of an applicable treaty or convention if and to the extent that the application of such treaty or convention would have resulted in the reduction or elimination of any Taxes as to which Additional Amounts would have otherwise been payable to a holder on behalf of such beneficial owner, (vi) which is subject to such Taxes by reason of the failure by a holder or beneficial owner to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a pre-condition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes, (vii) if the Notes are presented for payment more than 15 days after the date on which such payment or such Notes became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to such Additional Amounts had the Notes been presented on the last day of such 15-day period), (viii) on account of any estate, inheritance, gift, sales, value added, excise, transfer, use, personal property tax or similar tax, assessment or governmental charge, (ix) that is a fiduciary, partnership or any other entity other than the sole beneficial owner of such payment to the extent the Taxes giving rise to such Additional Amounts would not have been imposed had the holder of the Notes been the beneficiary, partner or sole beneficial owner, as the case may be, of the payment, (x) on account of any Taxes (a) that are payable other than by deduction or withholding from a payment of the principal of, or premium, if any, on the Notes, (b) that would not have been imposed but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later or (c) that are required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding or deduction by at least one other paying agent or (xi) any combination of (i) through (x).  RCCI will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  Upon the written request of a holder of Notes, RCCI will furnish, as soon as reasonably practicable, to such holder of Notes certified copies of tax receipts evidencing such payment by RCCI.

Notwithstanding the foregoing, all payments will be made net of any deduction or withholding imposed or collected pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code (or any law implementing such an intergovernmental agreement) (any such withholding, a “FATCA Withholding Tax”), and no Additional Amounts will be payable as a result of any such FATCA Withholding Tax.

If a holder in respect of a beneficial owner has received a refund or credit for any Taxes with respect to which RCCI has paid Additional Amounts, such holder shall pay over such refund to RCCI (but only to the extent of such Additional Amounts), net of all out-of-pocket expenses of such holder or beneficial owner, together with any interest paid by the relevant tax authority in respect of such refund.

At least 30 days prior to each date on which any payment under or with respect to the Guarantee of RCCI is due and payable, if RCCI will be obligated to pay Additional Amounts with respect to such payment, RCCI will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable, stating the amounts so payable and will set forth such other information necessary to enable the Trustee, on behalf of RCCI, to pay such Additional Amounts to Holders on the payment date. Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to the Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The obligations of RCCI under this Section 704 shall survive the discharge and termination of this Supplemental Indenture and the payment of all amounts under or with respect to the Guarantee.

SECTION 705          RIGHT OF REDEMPTION; ELECTION TO REDEEM; NOTICE TO TRUSTEE.

(a)          If, as a result of

(i)          a change in, or an amendment to, the laws (including any regulations, rulings or protocols promulgated thereunder) or treaties of Canada (or any political subdivision or taxing authority thereof or therein);

(ii)          any change in or amendment to, or introduction of, any official position regarding the application, administration or interpretation of such laws, regulations, rulings, protocols or treaties (including a holding, judgment or order by a court of competent jurisdiction); or

(iii)          any official proposal of the aforementioned changes in clauses (i) and (ii) above;

which change, amendment or official proposal is announced or becomes effective on or after the Issue Date of the Notes, RCCI has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Notes or the Guarantee, any Additional Amounts in accordance with Section 704 of this Supplemental Indenture, then the Company may, at its option, redeem such Notes, as a whole but not in part, at a Redemption Price equal to 100% of their principal amount, plus accrued and unpaid interest thereon, if any, to but not including the Redemption Date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date), if any; provided that the Company determines, in its good faith judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable commercial measures available to the Company or RCCI not including substitution of the obligor or guarantor under such Notes.

(b)          The election of the Company to redeem any Notes pursuant to this Section 705 shall be evidenced by a Board Resolution. In case of such redemption, the Company shall, at least 10 but not more than 60 days prior to the Redemption Date fixed by it (unless a shorter notice period shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of such Notes to be redeemed.

SECTION 706          PERSONS DEEMED OWNERS.

The reference contained in Section 210 of the Indenture to the obligations of the Company under Section 907 of the Indenture shall be deemed to include the obligations of RCCI under Section 704 of this Supplemental Indenture.

ARTICLE EIGHT

AMENDMENTS TO INDENTURE

SECTION 801          AMENDMENT TO INDENTURE SECTION 106.For purposes of the Notes issued under this Supplemental Indenture, Section 106 is hereby amended by adding the following:

“The Trustee agrees to accept and act upon instructions, including funds transfer instructions (“Instructions”) given pursuant to this Supplemental Indenture and related financing documents and delivered using Electronic Means; provided, however, that the Trustee shall have received an incumbency certificate listing the Authorized Officers and containing specimen signatures of such Authorized Officers, which such incumbency certificate shall be amended by the Company whenever a person is to be added or deleted from the listing. If the Company elects to give the Trustee Instructions using Electronic Means and the Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Company understands and agrees that the Trustee cannot determine the identity of the actual sender of such Instructions and that the Trustee shall conclusively presume that directions that purport to have been sent by an Authorized Officer listed on the incumbency certificate provided to the Trustee have been sent by such Authorized Officer. The Company shall be responsible for ensuring that only Authorized Officers transmit such Instructions to the Trustee and that the Company and all Authorized Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Company. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such Instructions notwithstanding such Instructions conflict or are inconsistent with a subsequent written instruction. The Company agrees: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Company; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Trustee promptly upon learning of any compromise or unauthorized use of the security procedures.”

SECTION 802          AMENDMENT TO INDENTURE SECTION 115.

For purposes of the Notes issued under this Supplemental Indenture, Section 115 is hereby amended by adding the following:

“The Company irrevocably consents to the nonexclusive jurisdiction of any court of the State of New York or any United States Federal court sitting, in each case, in the Borough of Manhattan, The City of New York, New York, United States of America, and any appellate court from any thereof, and waives any immunity from the jurisdiction of such courts over any suit, action or proceeding that may be brought by the Trustee or Holders of the Notes in connection with this Supplemental Indenture or the Notes. The Company irrevocably waives, to the fullest extent permitted by law, any objection to any suit, action or proceeding that may be brought in connection with this Supplemental Indenture or the Notes in such courts on the grounds of venue or on the ground that any such suit, action or proceeding has been brought in an inconvenient forum. The Company agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and may be enforced in any court to the jurisdiction of which the Company is subject by a suit upon such judgment; provided that service of process is effected upon the Company in the manner provided by the Indenture.

ALL PARTIES HERETO HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.”

SECTION 803          AMENDMENT TO INDENTURE SECTION 401.For purposes of the Notes issued under this Supplemental Indenture, Section 401(b) is hereby amended and restated in its entirety as follows:

“(b) default in the payment of any interest, including any Additional Interest, or any Additional Amounts on any Notes when it becomes due and payable, and continuance of such default for a period of 30 days; or”

SECTION 804          AMENDMENT TO INDENTURE SECTION 401.

For purposes of the Notes issued under this Supplemental Indenture, Section 401 is hereby amended by adding the following as the third paragraph of Section 401:

“Notwithstanding any other provision herein, the Trustee shall not be deemed to have notice of any Default or Event of Default unless a written notice of any event which is in fact such a default is received by a Trust Officer of the Trustee at the Corporate Trust Office of the Trustee, and such notice references the applicable Series of Securities.”

SECTION 805          AMENDMENT TO INDENTURE ARTICLE FIVE

For purposes of the Notes issued under this Supplemental Indenture, Article Five is hereby amended by adding the following as a new Section 515:

“Section 515: TRUSTEE NOT BOUND TO ACT.

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Supplemental Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or antiterrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Company (and during such ten (10) day notice period, the Trustee shall have the right not to act and shall not be liable for refusing to act) provided that: (i) the Trustee’s written notice shall, to the extent permitted by applicable law, describe the circumstances of such noncompliance (for greater certainty, no such description shall be required if it could constitute ‘tipping off’ or any other disclosure or action prohibited by applicable law); and (ii) if such circumstances are rectified to the Trustee’s satisfaction within such ten (10) day notice period, then such resignation shall not be effective.”

SECTION 806          AMENDMENT TO INDENTURE SECTION 701.

For purposes of the Notes issued under this Supplemental Indenture, Section 701(a)(1) is hereby amended and restated in its entirety as follows:

“(1) the Company shall be the continuing Person or”

SECTION 807          AMENDMENT TO INDENTURE SECTION 906

For purposes of the Notes issued under this Supplemental Indenture, Section 906 is hereby amended and restated in its entirety as follows:

“(a)          If the Company is not required to file with the Commission the Financial Reports, the Company will furnish (without cost) to each holder of Notes then outstanding and file with the Trustee (i) within 120 days after the end of each fiscal year, its audited consolidated financial statements for such fiscal year prepared in accordance with GAAP and substantially in the form prescribed by applicable Canadian securities regulatory authorities for Canadian public reporting companies (whether or not the Company is a public reporting company at the time) and (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, unaudited consolidated financial statements for the interim period as at, and for the interim period ending on, the end of such fiscal quarter prepared in accordance with GAAP and substantially in the form prescribed by applicable Canadian securities regulatory authorities for Canadian public reporting companies (whether or not the Company is a public reporting company at the time).

(b)          The obligations of the Company to deliver the Financial Reports or the financial statements referred to in the preceding paragraph will be deemed satisfied if any parent entity of the Company has delivered to the Trustee (including by making them publicly available on SEDAR or EDGAR) the applicable Financial Reports or financial statements, as applicable, that would otherwise be required to be provided in respect of the Company, with respect to such parent entity; provided that such obligations will only be deemed to be satisfied if, and for so long as, such parent entity furnishes to the Trustee (either in or with a copy of such Financial Reports or financial statements, as applicable) “summary financial information” as defined in Section 13.4 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) (or substantially equivalent financial information provided for in any successor provision thereto in NI 51-102 or any successor instrument) for the parent entity for the periods covered by such financial statements with a separate column for (i) the parent entity, (ii) the Company, (iii) all guarantors (if any) (on a combined basis), (iv) any other subsidiaries of the parent entity (on a combined basis), (v) consolidating adjustments and (vi) total consolidated amounts.

(c)          Delivery of such Financial Reports or financial statements, as applicable, to the Trustee is for informational purposes only, and the Trustee’s receipt thereof shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants (as to which the Trustee is entitled to certificates). The Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, the Company’s compliance with the covenants or with respect to any reports or other documents filed on SEDAR, EDGAR or any website.

(d)          the Company has agreed that, for so long as any Notes remain outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, and are not eligible to be resold pursuant to Rule 144(b)(1) of the Securities Act, the Company will furnish to the holders of the Notes and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act (for so long as such information is required in order to permit resales of the Notes pursuant to Rule 144A).

(e)          Delivery of reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Company’s or RCCI’s compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).”

SECTION 808          AMENDMENT TO INDENTURE SECTION 603.

For purposes of the Notes issued under this Supplemental Indenture, Section 603 is hereby amended and restated in its entirety as follows:

“So long as any Notes remain outstanding, the Company will provide to the Trustee within 30 days after the Company is required to file the same with the Commission, copies of the annual reports and quarterly reports and of the information, documents and other reports which the Company may be required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act (collectively, the “Financial Reports”); provided, however, that the Company need not furnish any such information, documents or reports to the extent they are made publicly available on SEDAR or EDGAR or any other website maintained by the securities regulatory authorities in Canada or the Commission.  Notwithstanding the foregoing, it shall not be the responsibility of the Trustee to monitor postings of the Company on SEDAR or EDGAR or any other applicable website, it being understood that, due to the public availability of the information contained on such websites, any Person, including without limitation any holder, may obtain such information directly from such websites copies of the Company’s annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act.”

SECTION 809          AMENDMENT TO INDENTURE SECTION 907.

For purposes of the Notes issued under this Supplemental Indenture, Section 907 is hereby amended and restated in its entirety as follows:

“All payments made by the Company under or with respect to the Notes or the Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency.  If the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, the Company will pay as interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of such Notes in respect of a beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received in respect of the beneficial owner if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder of the Notes in respect of a beneficial owner (i) with which the Company does not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)) at the time of making such payment or which is entitled to the payment in respect of a debt or other obligation to pay an amount to a person with which the Company does not deal at arm’s length (within the meaning of the Tax Act) at the time of making such payment, (ii) which is a “specified shareholder” of the Company, or which does not deal at arm’s length (within the meaning of the Tax Act) with a “specified shareholder” of the Company as defined in subsection 18(5) of the Tax Act, (iii) where all or any portion of the amount paid or credited to such holder is deemed to be a dividend pursuant to subsection 214(6) of the Tax Act, (iv) which is subject to such Taxes by reason of the holder or beneficial owner carrying on business in, maintaining a permanent establishment or other physical presence in or otherwise being connected with Canada or any province or territory thereof otherwise than by the acquisition or mere holding of Notes or the receipt of payments thereunder, (v) which is subject to such Taxes by reason of the legal nature of the holder or beneficial owner disentitling such holder or beneficial owner to the benefit of an applicable treaty or convention if and to the extent that the application of such treaty or convention would have resulted in the reduction or elimination of any Taxes as to which Additional Amounts would have otherwise been payable to a holder on behalf of such beneficial owner, (vi) which is subject to such Taxes by reason of the failure by a holder or beneficial owner to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a pre-condition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes, (vii) if the Notes are presented for payment more than 15 days after the date on which such payment or such Notes became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to such Additional

Amounts had the Notes been presented on the last day of such 15-day period), (viii) on account of any estate, inheritance, gift, sales, value added, excise, transfer, use, personal property tax or similar tax, assessment or governmental charge, (ix) that is a fiduciary, partnership or any other entity other than the sole beneficial owner of such payment to the extent the Taxes giving rise to such Additional Amounts would not have been imposed had the holder of the Notes been the beneficiary, partner or sole beneficial owner, as the case may be, of the payment, (x) on account of any Taxes (a) that are payable other than by deduction or withholding from a payment of the principal of, or premium, if any, on the Notes, (b) that would not have been imposed but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later or (c) that are required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding or deduction by at least one other paying agent or (xi) any combination of (i) through (x).  The Company will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  Upon the written request of a holder of Notes, the Company will furnish, as soon as reasonably practicable, to such holder of Notes certified copies of tax receipts evidencing such payment by the Company.

Notwithstanding the foregoing, all payments will be made net of any deduction or withholding imposed or collected pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code (or any law implementing such an intergovernmental agreement) (any such withholding, a “FATCA Withholding Tax”), and no Additional Amounts will be payable as a result of any such FATCA Withholding Tax.

If a holder in respect of a beneficial owner has received a refund or credit for any Taxes with respect to which the Company has paid Additional Amounts, such holder shall pay over such refund to the Company (but only to the extent of such Additional Amounts), net of all out-of-pocket expenses of such holder or beneficial owner, together with any interest paid by the relevant tax authority in respect of such refund.

At least 30 days prior to each date on which any payment under or with respect to the Guarantee of the Company is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable, stating the amounts so payable and will set forth such other information necessary to enable the Trustee, on behalf of the Company, to pay such Additional Amounts to Holders on the payment date. Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to the Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The obligations of the Company under this Section 907 shall survive the discharge and termination of this Supplemental Indenture and the payment of all amounts under or with respect to the Guarantee.”

SECTION 810          AMENDMENT TO INDENTURE SECTION 1001.

For purposes of the Notes issued under this Supplemental Indenture, Section 1001(b) is hereby amended and restated in its entirety as follows:

“(b)          If, as a result of

(i)          a change in, or an amendment to, the laws (including any regulations, rulings or protocols promulgated thereunder) or treaties of Canada (or any political subdivision or taxing authority thereof or therein);

(ii)          any change in or amendment to, or introduction of, any official position regarding the application, administration or interpretation of such laws, regulations, rulings, protocols or treaties (including a holding, judgment or order by a court of competent jurisdiction); or

(iii)          any official proposal of the aforementioned changes in clauses (i) and (ii) above;

which change, amendment or official proposal is announced or becomes effective on or after the Issue Date of the Notes, the Company has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Notes, any Additional Amounts in accordance with Section 907 of the Indenture, as amended and restated by this Supplemental Indenture, then the Company may, at its option, redeem such Notes, as a whole but not in part, at a Redemption Price equal to 100% of their principal amount, plus accrued and unpaid interest thereon, if any, to but not including the Redemption Date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date), if any; provided that the Company determines, in its good faith judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable commercial measures available to the Company not including substitution of the obligor under such Notes.

The election of the Company to redeem any Notes pursuant to this Section 1001(b) shall be evidenced by a Board Resolution. In case of such redemption, the Company shall, at least 10 but not more than 60 days prior to the Redemption Date fixed by it (unless a shorter notice period shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of such Notes to be redeemed.”

SECTION 811          AMENDMENT TO INDENTURE SECTION 1004.

For purposes of the Notes issued under this Supplemental Indenture, Section 1004 is hereby amended and restated in its entirety as follows:

“If less than all of the Notes are to be redeemed at any time, selection of Notes of for redemption will be made by the Trustee on a pro rata basis or by lot or otherwise in accordance with the procedures of DTC, unless the Company notifies the Trustee in writing that the Notes are listed on any national securities exchange, in which case such selection shall be made in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; provided that no Notes of U.S.$2,000 or less shall be purchased or redeemed in part.

The Trustee shall promptly notify the Company and the Security Registrar in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

A new Note in principal amount equal to the unpurchased or unredeemed portion of any Note purchased or redeemed in part will be issued in the name of the holder thereof upon cancellation of the original Note.”

SECTION 812          AMENDMENT TO INDENTURE SECTION 1005.

For purposes of the Notes issued under this Supplemental Indenture, Section 1005 is hereby amended and restated in its entirety as follows:

“Notice of intention to redeem any Notes pursuant to Section 1001 as so modified by this Supplemental Indenture shall be delivered by or on behalf of the Company to the Holders of the Notes that are to be redeemed, not more than 60 days and not less than 10 days prior to the Redemption Date, in the manner provided in Section 112 of the Supplemental Indenture.  Every such notice of redemption shall state:

(a)          the Redemption Date;

(b)          the Redemption Price;

(c)          if less than all Outstanding Notes are to be redeemed, the identification (and, in the case of a Note to be redeemed in part, the principal amount) of the particular Notes to be redeemed;

(d)          that, subject to the satisfaction or waiver of any condition precedent to the redemption specified in such notice, the Redemption Price will become due and payable upon each such Note or portion thereof on the Redemption Date, and that, unless the Company defaults in making such redemption payment, interest thereon, if any, shall cease to accrue on and after the Redemption Date;

(e)          the place or places where such Notes are to be surrendered for payment of the Redemption Price; and

(f)          any conditions to the redemption.

Any redemption pursuant to Section 1001 as so modified by this Supplemental Indenture (and any related notice of redemption) may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an equity or other securities offering, an incurrence of indebtedness or other financing, or any other corporate transaction or event. Notice of any redemption in respect thereof may, at the Company’s discretion, be given prior to the completion of one or more of the transactions or events upon which the redemption is conditioned and such redemption may be partial as a result of only some of the conditions being satisfied. If such redemption is subject to the satisfaction of one or more conditions precedent, the related notice shall describe each such condition, and if applicable, state that, in the Company’s discretion, such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the Redemption Date.  In addition, the Company may provide in such notice that payment of the Redemption Price and other amounts owing for the redemption of any Notes and performance of the Company’s obligations with respect to such redemption may be performed by another Person.  In the event that the condition(s) of any redemption that is conditional are not satisfied or waived by the Company in its sole discretion on or prior to the Redemption Date therefor, the redemption shall be rescinded and notice thereof shall be delivered by or on behalf of the Company to the Holders of the Notes that were to have been redeemed promptly thereafter (but in any event no later than the Business Day after the Redemption Date), in the manner in which the notice of redemption was delivered, that such condition(s) were not satisfied or waived and such redemption has been rescinded, and the Trustee shall promptly return to the Holders thereof any Notes which had been surrendered for payment upon such redemption. For the avoidance of doubt, the Trustee shall have no responsibility for determining whether or not a condition set forth in such notice of redemption is satisfied, and shall be entitled to conclusively rely upon the Company’s determination regarding the satisfaction or waiver thereof.

Notice of redemption of Notes to be redeemed shall be given by the Company or, at its request, by the Trustee in the name and at the expense of the Company. Any inadvertent defect in a notice of redemption, including an inadvertent failure to deliver such notice, to any Holder whose Notes are selected for redemption will not impair or affect the validity of the redemption of any the Notes of any other Holder that are to be redeemed.”

SECTION 813          MISCELLANEOUS AMENDMENTS.

Notwithstanding anything to the contrary in the Indenture, including Section 204 thereof, this Supplemental Indenture and the Notes may be executed and authenticated by manual, facsimile or electronic signature.

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed all as of the day and year first above written.

ROGERS COMMUNICATIONS INC.,

by:	[REDACTED]
	Name:	[REDACTED]
	Title	[REDACTED]

by:	[REDACTED]
	Name:	[REDACTED]
	Title	[REDACTED]

ROGERS COMMUNICATIONS CANADA INC.,

by:	[REDACTED]
	Name:	[REDACTED]
	Title	[REDACTED]

by:	[REDACTED]
	Name:	[REDACTED]
	Title	[REDACTED]

[Signature Page to the Supplemental Indenture]

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Teresa H. Wyszomierski
	Name:	Teresa H. Wyszomierski
	Title	Vice President

[Signature Page to the Supplemental Indenture]